                                                Filed Pursuant to Rule 424(b)(3)


     THIS PRELIMINARY PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AND IS SUBJECT TO COMPLETION OR AMENDMENT AND PROSPECTIVE PURCHASERS ARE REFERRED TO THE RELATED FINAL PROSPECTUS SUPPLEMENT FOR DEFINITIVE INFORMATION ON ANY MATTER CONTAINED HEREIN. NEITHER THIS PRELIMINARY PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS SHALL CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 22, 1997

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated June 19, 1997)

                                2,000,000 SHARES

                                  LIBBEY LOGO

                                  COMMON STOCK

     All of the shares of Common Stock offered hereby (the "Offering") are being sold by Libbey Inc. ("Libbey" or the "Company"). The Common Stock is listed on The New York Stock Exchange (the "NYSE") under the symbol "LBY." On October 21, 1997, the last reported sale price of the Common Stock on the NYSE was $38 3/8 per share.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

===============================================================================================
                                                            UNDERWRITING         PROCEEDS
                                           PRICE TO         DISCOUNTS AND         TO THE
                                          THE PUBLIC       COMMISSIONS(1)       COMPANY(2)
-----------------------------------------------------------------------------------------------
Per Share.............................          $                 $                  $
-----------------------------------------------------------------------------------------------
Total(3)..............................          $                 $                  $
===============================================================================================

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at
    $          .

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock on the same terms and conditions set forth above, to cover over-allotments, if any. If all such shares are purchased by the Underwriters, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be
    $          , $          and $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered subject to prior sale, when, as and if delivered and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify said offer and to reject offers in whole or in part. It is expected that
delivery of the Common Stock will be made on or about                , 1997 at
the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

BEAR, STEARNS & CO. INC.

                              MERRILL LYNCH & CO.
                                                            SALOMON BROTHERS INC
          The date of this Prospectus Supplement is             , 1997

                             IT'S ABOUT GROWTH...


'93

In June 1993, Libbey, the leading producer of glass tableware in North America, becomes a public company (NYSE:LBY) through an initial public offering.

     Concurrently, Libbey acquires the only machine-made glass manufacturer in Canada, Libbey Canada Inc. The acquisition allows Libbey to further penetrate the Canadian glass tableware market and broaden its product capabilities.

                                   [PHOTO]


'95

Libbey expands in the foodservice industry in October 1995 with the acquisition of Syracuse China, a high quality manufacturer of ceramic dinnerware and accessories and a leader in the foodservice industry.

                                   [PHOTO]

'97

Libbey announces an agreement to become a joint venture partner in Vitrocrisa, the largest glass tableware manufacturer in Mexico. A related distribution agreement allows Libbey to distribute Vitrocrisa glass tableware products in the U.S. and Canada and further expands Libbey's product assortment.

     In addition, Libbey purchases World Tableware, a major supplier of flatware, dinnerware and other tabletop products to the foodservice industry in the United States.

                                   [PHOTO]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

                                                              ... LEAD


The August 1997 acquisition of World Tableware expanded Libbey's product line to include an assortment of metalware.

                                   [PHOTO]


Syracuse China has introduced approximately 125 new products since its acquisition by Libbey.

                                   [PHOTO]


INDUSTRIAL AND PREMIUM

- Products for the Candle, Floral, and Incentive Markets
- Specializing in Unique, Innovative Shapes and Decorations
- Offering Product Design, Packaging, and Application Expertise

                                   [PHOTO]


Libbey, as the exclusive distributor of Vitrocrisa's glass tableware products in the United States and Canada, will expand its selection of glass tableware to new product categories, including glass bakeware.

                                   [PHOTO]

ERSHIP...

FOODSERVICE

- The Tabletop Glassware Market Leader
- An Expanding Tabletop Product Portfolio; Glassware, Dinnerware,
  Flatware, Accessories
- Industry-Leading Sales Support and Distribution Network

                                   [PHOTO]


World Tableware is a major provider of metal flatware to the foodservice industry in the United States.

                                   [PHOTO]


RETAIL

- The Market Share Leader in Glass Beverageware
- Highest Unaided Brand Awareness in Glassware with U.S. Consumers
- Serving Specialty Housewares Retailers, Department Stores and Mass Merchants

                                   [PHOTO]

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including the consolidated financial statements of the Company, the notes thereto, and the other financial data contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Prospective investors are urged to read this Prospectus Supplement, the accompanying Prospectus and the other information incorporated herein in their entirety. Unless otherwise indicated, all information in this Prospectus Supplement and the accompanying Prospectus assumes no exercise of the Underwriters' over-allotment option relating to the Offering. All references to "Libbey" or the "Company" shall mean Libbey Inc. and its consolidated subsidiaries, unless the context indicates otherwise, and all references to "Latin America" shall mean Mexico, South America and Central America, excluding the Caribbean Islands.

                                  THE COMPANY

     Libbey is the leading producer of glass tableware in the U.S. and Canada. The Company is also a major supplier of other tabletop products to the foodservice industry in the U.S. The Company's products are sold to a broad range of foodservice, retail, industrial and premium customers and are exported to more than 100 countries. The Company designs, manufactures and markets, under the Libbey(R) brand name, an extensive line of high-quality, machine-made glass beverageware and other glass tableware, including plates, bowls, serveware and accessories. The Company maintains over 2,000 glass tableware stock keeping units ("SKUs"), representing over 900 basic product items, sizes and shapes. Libbey is also a leading producer of ceramic dinnerware for the U.S. foodservice industry as a result of the Company's October 1995 acquisition of Syracuse China. In addition, the Company provides technical assistance to a number of foreign glass tableware manufacturers. For 1996, the Company had total revenues of $400.4 million and net income of $32.5 million.

     The Company, according to management estimates, has a 64% share of glass tableware sales to the foodservice industry in the U.S. and a 70% share in Canada. The foodservice industry, which represents the Company's most significant customer group, includes restaurants, bars, hotels, schools, airlines, cruise ships, casinos, healthcare and catering operations. The foodservice industry is principally comprised of four categories: food, beverage, equipment and supply-related items. The Company is considered a major supplier of supply-related items. Supply-related items represent an important source of recurring revenue since the Company believes over 90% of all glass tableware sales and over 70% of all ceramic dinnerware sales to foodservice establishments are for replacements when items are broken, lost or stolen. Growth in the foodservice industry is being driven by favorable demographic trends, including an increase in dining outside of the home and increased travel and entertainment spending.

     The Company is the leading supplier of glass beverageware to the retail industry in the U.S. The Company's retail customers include traditional department stores, specialty housewares stores, mass merchants and supermarkets. Sales to retail customers have increased since 1993 as a result of an enhanced new product development program that has capitalized on the strength of the Libbey brand name among consumers. In particular, the Company has been successful in growing its sales to targeted department and specialty housewares stores.

     The Company is a major supplier of glassware to industrial customers. The Company defines its industrial products as glassware that is designed for candle and liquor gift packaging, floral purposes, lighting applications and other end uses. The Company's industrial sales have grown since 1993 primarily due to an increase in the popularity of candles and, more specifically, the use of glass containers in specialty candle packaging and displays, as well as increased demand for liquor gift sets and flower vases.

     The Company is among the leaders in providing glass tableware used for promotional programs, and it pursues these opportunities selectively based on production availability and profit opportunities. The Company defines its premium sales as glass tableware sold for use as incentives with marketing and promotional programs including continuity programs. Customers in the premium area include major gasoline retailers, fast-food restaurant chains and supermarket chains.

     Libbey exports its products through independent agents and distributors to over 100 countries throughout the world, competing in the glass tableware markets of Latin America, Asia and Europe. The Company considers its sales to export customers to be an important growth area. Export sales typically are related to foodservice and retail applications and have grown significantly since 1988, at a 16.2% compound annual growth rate.

     The Company believes it is well-positioned to accelerate sales growth and further penetrate key markets through innovative product development, expanded sales coverage internationally and the acquisition of companies with complementary products. Consistent with this strategy, the Company completed the Vitro Transactions in August 1997, which are expected to enhance the Company's leadership position in glass tableware, expand the Company's product offering and increase the Company's market penetration in Latin America. See "-- Recent Developments."

     The Company's principal offices are located at 300 Madison Avenue, Toledo, Ohio 43604, and its telephone number is (419) 325-2100. The Company was incorporated in Delaware in 1987 and is the ultimate successor to a business originally founded in 1818 as the New England Glass Company and acquired by a predecessor to Owens-Illinois, Inc. in 1935. The Company has been publicly owned since 1993, prior to which it was a wholly-owned subsidiary of Owens-Illinois, Inc.

                             COMPETITIVE STRENGTHS

     Industry Leadership, Largest Installed Base. The Company has the leading position in glass tableware sales to foodservice customers in the U.S. and Canada. As a result of the Company's leadership position and long operating history, Libbey has the largest installed base of glass tableware at foodservice establishments, generating an important source of recurring revenue and representing a significant competitive advantage. Through its Syracuse China and World Tableware subsidiaries, the Company is also an established provider of ceramic dinnerware and metal flatware to the foodservice industry. See
"-- Recent Developments".

     Strong Brand Name Recognition. The Libbey(R) name is one of the most recognized brand names in consumer housewares in the U.S. According to a 1996 National Family Opinion Poll, the Company has the highest unaided brand awareness in its glassware category, at 41%. In the foodservice industry, the Company's Libbey(R) and Syracuse China(R) brand names have an established reputation for quality. The brand names associated with the Vitro Transactions, including Crisa, Amsilco, World Tableware and Ultima, are also well-recognized in the marketplace. See "-- Recent Developments."

     Broad Product Offering. Known as America's Glassmaker, Libbey maintains over 2,000 glass tableware SKUs in one of the most extensive product portfolios in the U.S. and Canadian glass tableware industries. The Company has expanded its product portfolio to include ceramic dinnerware through complementary acquisitions, including the acquisition of Syracuse China. The Vitro Transactions further broaden the Company's product offering with new glass tableware, flatware, holloware and dinnerware product lines. See "-- Recent Developments."

     Largest Manufacturing and Distribution Network. The Company's four glass tableware manufacturing facilities (three in the U.S. and one in Canada) and extensive sales and distribution network represent the largest manufacturing and distribution network in the U.S. and Canadian glass tableware industries, enabling the Company to provide a high level of service to end-users for glass tableware. Libbey's manufacturing process is highly automated, and the Company continuously refines its production machinery to incorporate technology advancements. Approximately 90% of the Company's foodservice product sales are made to its industry-leading independent distributor network, which has approximately 500 distributors located throughout the U.S. and Canada.

     Largest Direct Sales Force. The Company maintains the largest sales force and customer service support staff for glass tableware and ceramic dinnerware sold to the foodservice industry. Libbey's extensive use of a direct sales force to market its products is unique among glass tableware and ceramic dinnerware companies and provides opportunities for the Company to complement the sales efforts of its distributors and influence the buying behavior of major end-users.

     Successful Complementary Acquisitions. The Company has successfully completed strategic acquisitions of businesses with complementary product lines in new and existing markets with similar distribution channels and the potential for margin improvement. In June 1993, the Company acquired the operating assets of Libbey-St. Clair, now Libbey Canada, the only manufacturer of glass tableware in Canada. In October 1995, Libbey completed the acquisition of Syracuse China, resulting in the Company becoming a leading manufacturer of high-quality ceramic dinnerware to the U.S. foodservice industry. Most recently, in August 1997, Libbey completed the Vitro Transactions which are expected to enhance the Company's leadership position in glass tableware, offer sales growth opportunities with an assortment of complementary new products and expand the Company's international presence, particularly in Latin America. See "-- Recent Developments."

                               BUSINESS STRATEGY

     The Company's business strategy is to: (i) capitalize on its leading position in glass tableware sales to the foodservice industry by selling an increasing number of foodservice supply-related products; (ii) expand its international presence; (iii) increase its presence in profitable segments of retail and industrial applications for its products; and (iv) improve the cost efficiency of its manufacturing and distribution capabilities. The primary components of this strategy are as follows.

     Expand Product Offering to the Foodservice Industry. The Company intends to accelerate its sales growth and improve its profits through the acquisition of complementary supply-related product lines and continued introduction of innovative products. Libbey's acquisitions of Syracuse China and World Tableware have significantly expanded the Company's product offering to the foodservice industry to include ceramic dinnerware and metal flatware and holloware. The Company intends to use its leading market position with its foodservice customers and distribution advantages to increase the sales and profit potential of these acquired businesses.

     The Company regularly introduces new products to meet changing consumer preferences. For example, in glass tableware, the Company has responded to the growth in beer consumption, particularly micro-brewed beers, by introducing 25 new beer mugs and glasses over the last three years. Since its acquisition by Libbey in 1995, Syracuse China has introduced approximately 125 new ceramic dinnerware products to its foodservice customers such as colored dinnerware, large-size platters and unique styles of plates. These new products capitalize on and further contribute to the Company's position as a preferred supplier to the foodservice industry.

     Expand International Presence. The Company seeks to expand its international presence through increased exports, equity investments, including majority ownership interests, in foreign glass tableware operations in growing markets and continued technical assistance to foreign glass tableware manufacturers. Libbey exports its glass tableware products through independent agents and distributors to over 100 countries throughout the world and currently has technical assistance agreements with thirteen different companies covering operations in eleven countries. As part of the Vitro Transactions, Vitrocrisa, the largest manufacturer of glass tableware in Mexico, is now the exclusive distributor of Libbey's glass tableware products in Latin America. It is contemplated that Vitrocrisa will become the exclusive distributor of the Company's ceramic dinnerware and metal flatware products in Latin America. See "-- Recent Developments."

     Strengthen Presence in Retail and Industrial Applications. The Company intends to increase its retail and industrial sales through a comprehensive new product development program and expanded marketing and sales programs. The Company actively monitors culinary and lifestyle trends, continually adjusts its product offering to satisfy consumer preferences and maintains targeted advertising and promotional programs. Each year since 1993, the Company has developed and introduced over 50 new glass shapes and sizes, many of which are directed to retail and industrial applications. This new product development focus has contributed to the Company increasing its presence in the more attractive department and specialty housewares segments of retail. Once limited to only foodservice applications, the Company now sells Syracuse China ceramic dinnerware products to retail and industrial customers by utilizing Syracuse China's high quality reputation and unique products.

     Focus on Re-engineering and Cost Saving Initiatives. The Company is pursuing cost reductions and increased production efficiencies of existing and acquired operations. In late 1994, Libbey began implementing a significant re-engineering program in its glass tableware operations designed to increase asset utilization, enhance production efficiencies and flexibility, streamline administrative functions and improve overall customer service. As a result of these initiatives, the Company believes it will achieve meaningful increases in its manufacturing efficiency and reductions in its cost structure over time. In addition, the Company believes opportunities exist to improve the cost structure of Syracuse China and World Tableware over time through improved utilization of operational synergies.

     Pursue Strategic Acquisitions. The Company is committed to pursuing strategic acquisitions to increase its product offering of supply-related items for the foodservice industry, enter new markets and expand its international presence. The Company's acquisitions of Libbey Canada and Syracuse China and the Vitro Transactions have provided the Company opportunities to establish growing positions with domestic and international foodservice and retail users of glass tableware, ceramic dinnerware and metal flatware.

                              RECENT DEVELOPMENTS
Vitro Transactions

     On August 29, 1997, the Company completed a series of transactions with Vitro (collectively, the "Vitro Transactions") for a cash purchase price of approximately $100 million and the assumption of certain liabilities, financed through borrowings under the Bank Credit Agreement. The primary components of the Vitro Transactions included the Company becoming: (i) a 49% equity owner in Vitrocrisa; (ii) the exclusive distributor of Vitrocrisa's glass tableware products in the U.S. and Canada and Vitrocrisa becoming the exclusive distributor of Libbey glass tableware products in Latin America; (iii) the owner of substantially all of the assets and certain liabilities of the business formerly known as WorldCrisa, renamed World Tableware; and (iv) the owner of a 49% interest in the business of Crisa Industrial, L.L.C., which distributes industrial glassware in the U.S. and Canada for Vitrocrisa. As a result of the Vitro Transactions, the Company consolidates the financial results of World Tableware and includes in its financial results sales of Vitrocrisa's glass tableware in the U.S. and Canada pursuant to the distribution agreement described above. World Tableware and the glass tableware business of Vitrocrisa in the U.S. and Canada had combined revenues of $59.2 million in 1996. In addition, the Company includes in its financial results 49% of the net earnings of Vitrocrisa and Crisa Industrial, L.L.C. All references to "Vitro" shall mean Vitro S.A., a multinational company based in Monterrey, Mexico. All references to "Vitrocrisa" shall mean Vitrocrisa, S.A. de C.V., a joint venture between Libbey and Vitro that was formerly a wholly-owned subsidiary of Vitro. Vitrocrisa produces glass tableware and industrial glassware. All references to "World Tableware" shall mean the importer and provider of tabletop products, including ceramic dinnerware and metal flatware and holloware products, based in Dallas, Texas, formerly known as WorldCrisa and the assets of which were acquired by Libbey in the Vitro Transactions.

     Vitrocrisa is the market leader in glass tableware in Mexico, serving foodservice, retail, industrial and premium customers, with an estimated 72% share. Vitrocrisa is also a major producer of industrial glassware products, including coffee pots, blender jars and meter covers, for original equipment manufacturers. Over the last three years, Vitrocrisa has implemented a wide-ranging re-engineering program that has contributed to improved profitability and customer service. For the six month period ended June 30, 1997, Vitrocrisa's operating income grew 31.8% to Ps145.6 million in constant pesos (or approximately $18.2 million assuming an exchange rate of 8 pesos per dollar) as compared to the year-ago period and operating income as a percent of sales increased to 22.1% as compared to 16.9% in the year-ago period. The distribution agreement with Vitrocrisa provides the Company with an extensive and distinct product offering including glass bakeware, handmade glass tableware and popular, moderately priced glass tableware.

     As the exclusive U.S. and Canadian distributor of glass tableware manufactured by Vitrocrisa, the Company expects to be able to accelerate the growth of Vitrocrisa products sold in the U.S. and Canada by leveraging its existing distribution channels, customer relationships and strong market position with an expanded product line. In addition, the Company expects to increase its sales by supplying Vitrocrisa with Libbey glass tableware, Syracuse China dinnerware and World Tableware tabletop products to be distributed in Latin America, thereby expanding the Company's international presence and creating a larger installed base of products in foreign markets.

     World Tableware is a leading importer and marketer of metal flatware and holloware products to the U.S. foodservice industry. In addition, it provides a wide assortment of ceramic dinnerware. The World Tableware acquisition provides the Company with: (i) an increasing number of foodservice supply-related products that complement its existing product line; (ii) a position as a major supplier of metal flatware to foodservice customers; (iii) a broad selection of ceramic dinnerware at various selling prices to complement the Company's Syracuse China products; (iv) an expanded customer base; and (v) the opportunity to sell metal flatware and holloware and an expanded ceramic dinnerware offering to the Company's retail, industrial, premium and export customers. The Company expects to increase sales by leveraging its sales force to market Libbey, Syracuse China and World Tableware products to existing and new customers and improve the profitability of World Tableware by realizing certain operating synergies, including the elimination of redundant operating expenses.

Third Quarter Financial Results

     On October 20, 1997, the Company announced financial results for the third quarter of 1997. Total revenues for the three months ended September 30, 1997 increased 10.2% to $105.4 million, from $95.6 million for the comparable period in 1996, primarily due to increases in glassware sales and the effects of the Vitro Transactions. Total revenues for the nine months ended September 30, 1997 were $289.4 million, compared to $284.6 million for the comparable period in 1996, reflecting an improved sales mix from the elimination of low margin business. Net income for the three months ended September 30, 1997 increased 15.8% to $11.6 million, or $0.74 per share, from $10.0 million, or $0.65 per share, for the comparable period in 1996. Net income for the nine months ended September 30, 1997 increased 16.4% to $26.3 million, or $1.69 per share, from $22.6 million, or $1.47 per share, for the comparable period in 1996.

                                  THE OFFERING

Common Stock offered.......  2,000,000 shares.

Common Stock outstanding
after the Offering (1).....  17,232,391 shares.

NYSE Symbol................  LBY

Use of Proceeds............  The net proceeds from the Offering will be used to repay certain indebtedness outstanding under the unsecured credit agreement among Libbey Glass Inc., Libbey Canada Inc. and the lenders named therein (the "Bank Credit Agreement"). See "Use of Proceeds."

Dividend Policy............  The Company pays a regular quarterly cash dividend of $.075 per share, or $.30 per year. See "Price Range of Common Stock and Dividend Policy."
---------------
(1) Based on 15,232,391 shares of Common Stock outstanding as of October 15, 1997. Excludes, at October 15, 1997, approximately 1,134,329 shares of Common Stock issuable pursuant to immediately exercisable stock options.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The selected consolidated financial data presented below for each of the three years in the period ended December 31, 1996 have been derived from the Company's Consolidated Financial Statements which were audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data for the six months ended June 30, 1996 and 1997 were derived from the unaudited consolidated financial statements of the Company, which in the opinion of management, reflect all adjustments necessary, which consist only of normal recurring adjustments, for a fair presentation of the interim period financial data. The results for the six months are not necessarily indicative of the results to be expected for the full year. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and the Company's Consolidated Financial Statements, notes thereto and other financial and statistical information incorporated by reference herein.

                                                                               SIX MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                JUNE 30,
                                      ----------------------------------     ---------------------
                                        1994         1995         1996         1996         1997
                                      --------     --------     --------     --------     --------
                                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING RESULTS
  Total revenues....................  $335,880     $360,082     $400,354     $189,037     $184,053
  Earnings before interest and
     income taxes...................    58,993       63,683       68,498       28,830       30,971
  Interest expense-net..............    13,797       13,974       14,962        7,932        6,744
  Net income........................    26,687       30,024       32,550       12,643       14,778
  Per share data(1):
     Net income.....................  $   1.78     $   1.97     $   2.12     $   0.82     $   0.95
     Dividends paid.................      0.30         0.30         0.30         0.15         0.15
  Weighted average shares
     outstanding(1).................    15,000       15,268       15,352       15,345       15,537

OTHER INFORMATION
  Depreciation and amortization.....  $ 16,276     $ 18,158     $ 21,485     $ 11,223     $ 11,163
  Capital expenditures..............    17,361       20,198       15,386        6,355        6,861

                                               AT DECEMBER 31,                    AT JUNE 30,
                                      ----------------------------------     ---------------------
                                        1994         1995         1996         1996         1997
                                      --------     --------     --------     --------     --------
                                                         (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
  Total assets......................  $255,981     $321,815     $315,733     $326,370     $339,281
  Working capital(2)................    41,263       74,795       65,823       79,350       97,514
  Total debt........................   213,999      248,721      207,376      239,620      221,315
  Total shareholders' equity........   (73,073)     (47,116)     (18,447)     (36,581)      (3,611)

---------------

(1) Includes common share equivalents.
(2) Excludes short-term debt.

                        SUMMARY PRO FORMA FINANCIAL DATA

     The unaudited pro forma information presented below was derived from the unaudited pro forma consolidated financial statements and notes thereto (the "Pro Forma Statements") included in this Prospectus Supplement under "Unaudited Pro Forma Consolidated Financial Information." See "-- Recent Developments" and "Selected Consolidated Financial Data."

                                                             YEAR ENDED              SIX MONTHS ENDED
                                                          DECEMBER 31, 1996           JUNE 30, 1997
                                                          -----------------          ----------------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA
PRO FORMA OPERATING RESULTS(1)
As Adjusted for the Vitro Transactions
  Total revenues........................................      $ 460,419                  $214,361
  Earnings before interest and income taxes.............         75,964                    35,478
  Interest expense-net..................................         21,184                     9,855
  Net income............................................         32,528                    15,412
  Net income per share(2)...............................      $    2.12                  $   0.99
As Further Adjusted for the Offering(3)
  Net income............................................      $  34,986                  $ 16,657
  Net income per share(2)...............................      $    2.02                  $   0.95

BALANCE SHEET DATA
  Total assets..........................................                                 $452,176
  Working capital(4)....................................                                  110,527
  Total debt............................................                                  255,373
  Total shareholders' equity............................                                   65,389

---------------
(1) For an explanation of pro forma adjustments and amounts, see "Notes to Unaudited Pro Forma Consolidated Financial Information."
(2) Includes common share equivalents.
(3) The Offering includes 2,000,000 shares at an assumed offering price of $37 per share.
(4) Excludes short-term debt.

                                USE OF PROCEEDS

     The Company will use the net proceeds from the Offering to repay certain indebtedness outstanding under the Bank Credit Agreement. Outstanding borrowings under the Bank Credit Agreement, which terminates on May 1, 2002, bear interest of 6.11% as of September 30, 1997.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the NYSE under the symbol "LBY." The following table sets forth, for each of the quarterly periods indicated, the high and low closing sale prices of the Common Stock as reported on the NYSE.

        YEAR                                                          HIGH       LOW
        ------------------------------------------------------------  ----       ----
        1995
        First Quarter...............................................  $19 1/8    $14 1/2
        Second Quarter..............................................   20 7/8     18 1/2
        Third Quarter...............................................   24 1/4     20 5/8
        Fourth Quarter..............................................   23 5/8     20 1/4
        1996
        First Quarter...............................................  $23 3/8    $19 3/4
        Second Quarter..............................................   27 3/4     21 1/4
        Third Quarter...............................................   28 1/4     25 1/2
        Fourth Quarter..............................................   27 7/8     23 5/8
        1997
        First Quarter...............................................  $33 1/4    $27
        Second Quarter..............................................   35 3/8     29
        Third Quarter...............................................   39         33 7/16
        Fourth Quarter (through October 21, 1997)...................   38 3/8     36 1/16

     The Company pays a regular quarterly cash dividend of $.075 per share, or $.30 per year. The declaration of future dividends is within the discretion of the Board of Directors of the Company and will depend upon, among other things, business conditions, earnings and the financial condition of the Company. The Bank Credit Agreement limits the Company's ability to declare and pay dividends. Future indentures and loan facilities, if any, obtained by the Company may also prohibit or restrict the ability of the Company to pay dividends and make distributions to its stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital Resources and Liquidity."

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at June 30, 1997 and as adjusted to give effect to the Vitro Transactions and the Offering. The table should be read in conjunction with the Consolidated Financial Statements of the Company, the notes thereto and the other financial data contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. See "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Information," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                          AT JUNE 30, 1997
                                                                  ---------------------------------
                                                                      ACTUAL         AS ADJUSTED(1)
                                                                  --------------     --------------
                                                                       (DOLLARS IN THOUSANDS)
Short-term debt:
  Notes payable.................................................     $ 20,000           $ 20,000
Long-term debt:
  Bank Credit Facility(2).......................................      201,315            235,373
Total shareholders' equity:
  Common Stock, par value $.01 per share; 50,000,000 shares
     authorized
     15,176,621 shares issued and outstanding (actual)..........          152
     17,176,621 shares issued and outstanding (as adjusted).....                             172
  Capital in excess of par value................................      194,289            263,269
  Deficit.......................................................     (197,855)          (197,855)
  Cumulative foreign currency translation adjustment............         (197)              (197)
                                                                     --------           --------
     Total shareholders' equity.................................       (3,611)            65,389
                                                                     --------           --------
          Total capitalization..................................     $217,704           $320,762
                                                                     ========           ========

---------------
(1) For an explanation of pro forma adjustments and amounts, see "Notes to Unaudited Pro Forma Consolidated Financial Information."

(2) In conjunction with the Vitro Transactions the Company amended its Bank Credit Agreement on April 24, 1997 to increase the maximum borrowings from $300 million to $380 million and extended the termination date to May 1, 2002 from October 1, 1999. In addition, the borrowing rates under certain circumstances are lower than the prior facility and financial covenants and restrictions have been modified.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The Unaudited Pro Forma Consolidated Financial Information is based on the historical financial statements of the Company, Vitrocrisa, Crisa Corporation ("Crisa") and WorldCrisa Corporation ("World Tableware") adjusted to give effect to: (i) the Vitro Transactions; and (ii) the issuance of 2,000,000 shares of Common Stock in the Offering at an assumed offering price of $37 per share and the application of the net proceeds thereof. The financial information of Vitrocrisa, Crisa and World Tableware ("Acquired Businesses") has been presented on a combined basis based upon the form of the transaction. Accordingly, World Tableware and the retail business of Crisa in the U.S. and Canada have been presented on a combined basis. The retail business of Crisa accounts for substantially all of the glass tableware sales of Vitrocrisa in the U.S. and Canada. The 49% investment interests of the Company in Vitrocrisa and Crisa Industrial, L.L.C. have been accounted for in accordance with the equity method of accounting. The Unaudited Pro Forma Consolidated Statements of Income for the year ended December 31, 1996 and six months ended June 30, 1997 give effect to the Vitro Transactions and the Offering as if they had occurred on January 1, 1996. The Pro Forma Unaudited Consolidated Balance Sheet gives effect to the Vitro Transactions and the Offering as if they had occurred on June 30, 1997. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

     The acquisition was accounted for under the purchase method of accounting. The total purchase price for the acquisition has been allocated to tangible and identifiable intangible assets and liabilities based upon management's estimates of their fair value. The allocation of the purchase price for the acquisition is subject to revision when additional information concerning asset and liability valuation is obtained. In management's opinion, the asset and liability valuation for the acquisition will not be materially different from the pro forma information presented. For purposes of presenting pro forma results, no changes in revenues have been made to reflect the results of any modification to operations that might have been made had the acquisition been consummated at the beginning of 1996.

     THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS ARE PROVIDED FOR INFORMATIONAL PURPOSES ONLY AND SHOULD NOT BE CONSTRUED TO BE INDICATIVE OF THE COMPANY'S CONSOLIDATED FINANCIAL POSITION OR RESULTS OF OPERATIONS HAD SUCH EVENTS BEEN CONSUMMATED ON THE DATES ASSUMED. THE COMPANY'S ACTUAL CONSOLIDATED FINANCIAL POSITION AND RESULTS OF OPERATIONS IN FUTURE PERIODS WILL BE AFFECTED BY VARIOUS FACTORS, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL, INCLUDING FLUCTUATIONS IN THE COMPANY'S EARNINGS AND INCREASES IN THE NUMBER OF OUTSTANDING SHARES OF THE COMPANY'S COMMON STOCK. THE PRO FORMA FINANCIAL STATEMENTS DO NOT, THEREFORE, PROJECT THE COMPANY'S FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR ANY FUTURE DATE OR PERIOD.

     The Unaudited Pro Forma Consolidated Financial Information and accompanying notes should be read in conjunction with the Consolidated Financial Statements and accompanying notes of the Company, the Financial Statements and accompanying notes of Vitrocrisa and the Combined Financial Statements and accompanying notes of WorldCrisa Corporation and Crisa Corporation incorporated herein by reference.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                                         ACTUAL
                                                 -----------------------
                                                               ACQUIRED                        PRO
                                                 COMPANY      BUSINESSES     ADJUSTMENTS      FORMA
                                                 --------     ----------     -----------     --------
                                                    (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Net sales..................................    $182,433      $ 29,916        $  (108)(c)   $212,241
  Royalties and net technical assistance.....       1,620                          500(h)       2,120
                                                 --------       -------        -------       --------
          Total revenues.....................     184,053        29,916            392        214,361
Costs and expenses:
  Cost of sales..............................     128,669        20,328            (30)(c)    149,298
                                                                                   331(j)
  Selling, general and administrative
     expenses................................      24,457         7,511            126(a)      30,034
                                                                                  (723)(b)
                                                                                  (478)(c)
                                                                                  (392)(d)
                                                                                  (467)(e)
                                                 --------       -------        -------       --------
          Total costs and expenses...........     153,126        27,839         (1,633)       179,332
                                                 --------       -------        -------       --------
Income from operations.......................      30,927         2,077          2,025         35,029
Other income(expense):
  Equity earnings............................                     3,923         (1,031)(a)        398
                                                                                  (315)(i)
                                                                                (2,179)(l)
  Other-net..................................          44          (177)           184(c)          51
                                                 --------       -------        -------       --------
Earnings before interest and income taxes....      30,971         5,823         (1,316)        35,478
Interest expense-net.........................      (6,744)         (751)        (2,360)(f)     (9,855)
                                                 --------       -------        -------       --------
Income before income taxes...................      24,227         5,072         (3,676)        25,623
Provision for income taxes...................       9,449           120            642(g)      10,211
                                                 --------       -------        -------       --------
Net income...................................    $ 14,778      $  4,952        $(4,318)      $ 15,412
                                                 ========       =======        =======       ========
Net income per share.........................    $   0.95                                    $   0.99
                                                 ========                                    ========
Weighted average shares outstanding including
  common share equivalents...................      15,537                                      15,537
                                                 ========                                    ========
As further adjusted for the Offering:
  Net income.................................                                  $ 1,245(m)    $ 16,657
                                                                               =======       ========
  Net income per share.......................                                                $   0.95
                                                                                             ========
  Weighted average shares outstanding
     including common share equivalents......                                                  17,537
                                                                                             ========

      See Notes to Unaudited Pro Forma Consolidated Financial Information

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1996

                                                         ACTUAL
                                                 -----------------------
                                                               ACQUIRED
                                                 COMPANY      BUSINESSES     ADJUSTMENTS     PRO FORMA
                                                 --------     ----------     -----------     ---------
                                                     (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
  Net sales..................................    $397,656      $  59,239       $  (174)(c)   $ 456,721
  Royalties and net technical assistance.....       2,698                        1,000(h)        3,698
                                                 --------       --------       -------        --------
          Total revenues.....................     400,354         59,239           826         460,419
Costs and expenses:
  Cost of sales..............................     288,538         45,531          (639)(c)     333,663
                                                                                   233(j)
  Selling, general and administrative
     expenses................................      44,620         14,311            74(a)       52,303
                                                                                (2,420)(b)
                                                                                (2,491)(c)
                                                                                  (836)(d)
                                                                                  (955)(e)
                                                 --------       --------       -------        --------
          Total costs and expenses...........     333,158         59,842        (7,034)        385,966
                                                 --------       --------       -------        --------
Income from operations.......................      67,196           (603)        7,860          74,453
Other income(expense):
  Equity earnings............................                      6,587        (2,063)(a)         (35)
                                                                                    83(c)
                                                                                  (630)(i)
                                                                                (4,012)(l)
  Other-net..................................       1,302           (148)          392(c)        1,546
                                                 --------       --------       -------        --------
Earnings before interest and income taxes....      68,498          5,836         1,630          75,964
Interest expense-net.........................     (14,962)        (1,575)       (4,647)(f)     (21,184)
                                                 --------       --------       -------        --------
Income before income taxes...................      53,536          4,261        (3,017)         54,780
Provision for income taxes...................      20,986             11         1,255(g)       22,252
                                                 --------       --------       -------        --------
Net income...................................    $ 32,550      $   4,250       $(4,272)      $  32,528
                                                 ========       ========       =======        ========
Net income per share.........................    $   2.12                                    $    2.12
                                                 ========                                     ========
Weighted average shares outstanding including
  common share equivalents...................      15,352                                       15,352
                                                 ========                                     ========
As further adjusted for the Offering:
  Net income.................................                                  $ 2,458(m)    $  34,986
                                                                               =======        ========
  Net income per share.......................                                                $    2.02
                                                                                              ========
  Weighted average shares outstanding
     including common share equivalents......                                                   17,352
                                                                                              ========

      See Notes to Unaudited Pro Forma Consolidated Financial Information

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1997

                                                         ACTUAL
                                                ------------------------
                                                               ACQUIRED
                                                 COMPANY      BUSINESSES     ADJUSTMENTS     PRO FORMA
                                                ---------     ----------     -----------     ---------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
ASSETS
Current assets
  Cash......................................    $   3,750                     $       2(c)   $   3,752
  Accounts receivable, net..................       49,992      $  11,496         (5,371)(c)     56,117
  Inventories...............................       94,435         22,766         (5,840)(c)    111,061
                                                                                   (300)(k)
  Other current assets......................        5,328            243           (146)(c)      5,425
                                                ---------      ---------      ---------      ---------
          Total current assets..............      153,505         34,505        (11,655)       176,355
Other assets
  Investments...............................                      80,475                        80,475
  Other assets..............................       32,451            381           (247)(c)     32,585
  Goodwill..................................       37,131          8,239            774(c)      46,476
                                                                                    332(k)
                                                ---------      ---------      ---------      ---------
          Total other assets................       69,582         89,095            859        159,536
Net property, plant and equipment...........      116,194            378            (37)(c)    116,285
                                                                                   (250)(k)
                                                ---------      ---------      ---------      ---------
Total assets................................    $ 339,281      $ 123,978      $ (11,083)     $ 452,176
                                                =========      =========      =========      =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Notes payable.............................    $  20,000      $  16,958      $  (9,650)(c)  $  20,000
                                                                                 (7,308)(k)
  Accounts payable..........................       14,878          6,499          1,428(c)      22,805
  Accrued liabilities.......................       26,529          4,553         (2,643)(c)     28,439
  Other current liabilities.................       14,584                                       14,584
                                                ---------      ---------      ---------      ---------
          Total current liabilities.........       75,991         28,010        (18,173)        85,828
Long-term debt..............................      201,315         80,475         22,583(k)     235,373
                                                                                (69,000)(m)
Deferred taxes and other liabilities........       13,134                                       13,134
Nonpension retirement benefits..............       52,452                                       52,452
Shareholders' equity:
  Common stock, par value $.01 per share,
     50,000,000 shares authorized,
     15,176,121 shares issued and
     outstanding (17,176,121 as adjusted)...          152          2,040         (2,040)(k)        172
                                                                                     20(m)
  Capital in excess of par value............      194,289         26,142        (26,142)(k)    263,269
                                                                                 68,980(m)
  Deficit...................................     (197,855)       (12,689)        12,689(k)    (197,855)
  Cumulative foreign currency translation
     adjustment.............................         (197)                                        (197)
                                                ---------      ---------      ---------      ---------
Total shareholders' equity..................       (3,611)        15,493         53,507         65,389
                                                ---------      ---------      ---------      ---------
Total liabilities and shareholders'
  equity....................................    $ 339,281      $ 123,978      $ (11,083)     $ 452,176
                                                =========      =========      =========      =========

      See Notes to Unaudited Pro Forma Consolidated Financial Information

        NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

 (a) To reflect the net increase in amortization of goodwill related to the Vitro Transactions.

 (b) To adjust for personnel expenses related to employees not retained by Libbey at the date of the acquisition as per the acquisition agreement.

 (c) To adjust for revenue and expenses related to and elimination of certain assets and liabilities of World Tableware and Crisa not acquired. Items consist primarily of amounts relating to contracted services, leases, income taxes, intercompany amounts, and an outlet store.

 (d) To adjust for the elimination of the administrative fees charged to World Tableware and Crisa by Vitrocrisa as per the acquisition agreement.

 (e) To adjust for the termination of commissions related to sales representation agreements and royalty agreements for the sale of glassware as a result of the acquisition of World Tableware as per the acquisition agreement.

 (f) To reflect the increase in interest expense with respect to borrowings incurred in connection with the Vitro Transactions in the principal amount of $103,700,000 at an assumed average annual interest rate of 6%.

 (g) To adjust the provision for income taxes as a result of the acquisition.

 (h) To adjust for the $1,000,000 annual technical assistance fee to be paid to Libbey from Vitrocrisa as per the acquisition agreement.

 (i) To adjust for the elimination of the administrative fee paid by World Tableware and Crisa to Vitrocrisa (see note d) and the net payment for technical assistance fee as per the acquisition agreement.

 (j) To adjust for transfer pricing as per the acquisition agreement for retail sales from Crisa to Libbey.

 (k) To record the acquisition by Libbey including purchase price adjustments resulting from the acquisition estimated fair market values as of June 30, 1997.

 (l) To adjust equity earnings for purchase price fair market value adjustments as of January 1, 1996.

(m) To decrease long-term debt by the assumed net proceeds of $69 million from the Offering with a corresponding increase in shareholders' equity and to decrease interest expense based on annual average interest rate of 6% net of an increase in the provision for income taxes.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below for each of the three years in the period ended December 31, 1996 have been derived from the Company's Consolidated Financial Statements which were audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data for the six months ended June 30, 1996 and 1997 were derived from the unaudited consolidated financial statements of the Company, which in the opinion of management, reflect all adjustments necessary, which consist only of normal recurring adjustments, for a fair presentation of the interim period financial data. The results for the six months are not necessarily indicative of the results to be expected for the full year. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein and the Company's Consolidated Financial Statements, notes thereto and other financial and statistical information incorporated by reference herein.

                                                                               SIX MONTHS ENDED
                                           YEARS ENDED DECEMBER 31,                JUNE 30,
                                      ----------------------------------     ---------------------
                                        1994         1995         1996         1996         1997
                                      --------     --------     --------     --------     --------
                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING RESULTS
  Net sales.........................  $333,988     $357,546     $397,656     $187,805     $182,433
  Royalties and net technical
     assistance income..............     1,892        2,536        2,698        1,232        1,620
                                      --------     --------     --------     --------     --------
  Total revenues....................   335,880      360,082      400,354      189,037      184,053
  Cost of sales.....................   238,885      257,945      288,538      137,864      128,669
  Selling, general and
     administrative expenses........    37,772       38,953       44,620       23,102       24,457
                                      --------     --------     --------     --------     --------
  Income from operations............    59,223       63,184       67,196       28,071       30,927
  Other income (expense)............      (230)         499        1,302          759           44
                                      --------     --------     --------     --------     --------
  Earnings before interest and
     income taxes...................    58,993       63,683       68,498       28,830       30,971
  Interest expense-net..............    13,797       13,974       14,962        7,932        6,744
                                      --------     --------     --------     --------     --------
  Income before income taxes........    45,196       49,709       53,536       20,898       24,227
  Provision for income taxes........    18,509       19,685       20,986        8,255        9,449
                                      --------     --------     --------     --------     --------
  Net income........................  $ 26,687     $ 30,024     $ 32,550     $ 12,643     $ 14,778
                                      ========     ========     ========     ========     ========
  Per share data(1):
     Net income.....................  $   1.78     $   1.97     $   2.12     $   0.82     $   0.95
     Dividends paid.................      0.30         0.30         0.30         0.15         0.15

OTHER INFORMATION
  Depreciation and amortization.....  $ 16,276     $ 18,158     $ 21,485     $ 11,223     $ 11,163
  Capital expenditures..............    17,361       20,198       15,386        6,355        6,861

                                               AT DECEMBER 31,                    AT JUNE 30,
                                      ----------------------------------     ---------------------
                                        1994         1995         1996         1996         1997
                                      --------     --------     --------     --------     --------
                                                         (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA
  Total assets......................  $255,981     $321,815     $315,733     $326,370     $339,281
  Working capital(2)................    41,263       74,795       65,823       79,350       97,514
  Total debt........................   213,999      248,721      207,376      239,620      221,315
  Total shareholders' equity........   (73,073)     (47,116)     (18,447)     (36,581)      (3,611)

---------------

(1) Includes common share equivalents.
(2) Excludes short-term debt.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Libbey is the leading producer of glass tableware in the U.S. and Canada. The Company is also a major supplier of other tabletop products to the foodservice industry in the U.S. The Company's products are sold to a broad range of foodservice, retail and industrial and premium customers and are exported to more than 100 countries. The Company maintains over 2,000 glass tableware SKUs available for sale, representing over 900 basic product items, sizes and shapes. Libbey is also a leading producer of ceramic dinnerware for the U.S. foodservice industry as a result of the Company's 1995 acquisition of Syracuse China. In addition, the Company provides technical assistance to a number of foreign glass tableware manufacturers. For 1996, the Company had total revenues of $400.4 million, including $26.9 million of export sales, and net income of $32.5 million.

     The foodservice industry is Libbey's most significant customer group and represents an important source of recurring revenue for the Company. Given the Company's leadership position and long operating history, Libbey has the largest installed base of glass tableware at foodservice establishments. Libbey estimates that over 90% of all glass tableware sales to the foodservice industry are for replacements when glass tableware is either broken, lost or stolen. Foodservice establishments prefer a consistent "look" on the tabletop and are reluctant to incur the high cost of changing glassware styles.

     As part of its growth strategy since its IPO, Libbey has enhanced its market leadership, expanded its market share and added complementary product lines through strategic acquisitions and continued new product development. In June 1993, the Company acquired the operating assets of Libbey-St. Clair (now Libbey Canada), the only glass tableware manufacturer in Canada. In October 1995, the Company acquired Syracuse China, a leading manufacturer of high-quality ceramic dinnerware to the U.S. foodservice industry. In addition to strategic acquisitions, sales growth and profit improvement have benefited from the Company's development and introduction of over 50 new glass tableware products per year since 1993.

     From late-1994 to 1996, Libbey implemented a significant re-engineering program to improve long-term competitiveness by improving asset utilization, increasing manufacturing and product development flexibility, streamlining administrative functions and enhancing customer service. The operational benefits of the re-engineering program will be realized in 1997 and beyond. Libbey's re-engineering program is expected to improve the Company's information systems, improve inventory management, increase manufacturing efficiencies and provide for further reductions in the Company's cost structure.

     On August 29, 1997, the Company completed the Vitro Transactions for a cash purchase price of approximately $100 million and the assumption of certain liabilities, financed through borrowings under the Bank Credit Agreement. The primary components of the Vitro Transactions included the Company becoming: (i) a 49% equity owner in Vitrocrisa; (ii) the exclusive distributor of Vitrocrisa's glass tableware products in the U.S. and Canada and Vitrocrisa becoming the exclusive distributor of Libbey glass tableware products in Latin America; (iii) the owner of substantially all of the assets and certain liabilities of the business formerly known as WorldCrisa, renamed World Tableware; and (iv) the owner of a 49% interest in the business of Crisa Industrial, L.L.C. which distributes industrial glassware in the U.S. and Canada for Vitrocrisa. As a result of the Vitro Transactions, the Company consolidates the financial results of World Tableware and includes in its financial results sales of Vitrocrisa's glass tableware in the U.S. and Canada pursuant to the distribution agreement described above. World Tableware and the glass tableware business of Vitrocrisa in the U.S. and Canada had combined revenues of $59.2 million in 1996. In addition, the Company includes in its financial results 49% of the net earnings of Vitrocrisa and Crisa Industrial, L.L.C.

     Between 1994 and 1996, Vitro undertook a series of restructuring initiatives at Vitrocrisa aimed at reducing costs and improving product mix. These initiatives included reducing its salaried workforce, improving administrative and manufacturing efficiencies and re-aligning its sales effort. As a result of these initiatives, Vitrocrisa's operating profits have increased significantly. Vitrocrisa's operating income for the six month period ended June 30, 1997 grew 31.8% to Ps145.6 million in constant pesos (or approximately

$18.2 million assuming an exchange rate of 8 pesos per dollar) as compared to the year-ago period and operating income as a percent of sales increased to 22.1% as compared to 16.9% in the year-ago period.

     World Tableware and the Vitrocrisa U.S. and Canadian glass tableware business represent an additional opportunity for Libbey to increase sales by expanding into new markets and achieve further cost savings by leveraging the Company's industry leading distribution network. In addition, Libbey will selectively use its extensive sales and marketing resources to enhance market penetration of these products while reducing sales and distribution costs.

RESULTS OF OPERATIONS

Comparison Of First Six Months 1997 With First Six Months 1996

                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                                 ---------------------
                                                                   1997          1996
                                                                 --------      --------
                                                                 (DOLLARS IN THOUSANDS)
        Net sales..............................................  $182,433      $187,805
        Gross profit...........................................  $ 53,764      $ 49,941
        As a percentage of sales...............................      29.5%         26.6%
        Income from operations.................................  $ 30,927      $ 28,071
        As a percentage of sales...............................      17.0%         14.9%
        Net income.............................................  $ 14,778      $ 12,643

     Net sales for the first six months of 1997 of $182.4 million decreased 2.9% from the net sales of $187.8 million reported in the comparable period in 1996. The decrease is due primarily to lower net sales to the Company's industrial and retail markets in the U.S. as the Company chose to eliminate certain sales which typically had experienced low or negative operating profit margins. Export sales were down 4.8%, decreasing to $13.6 million from $14.3 million in the year-ago period primarily due to a large premium order in the first quarter of 1996 which did not repeat in 1997.

     Gross profit increased 7.7% to $53.8 million in the first six months of 1997 from $49.9 million in the first six months of 1996, and increased as a percentage of sales to 29.5% from 26.6%. Profit margins improved as a result of an improved mix of sales to more profitable products related to the termination of certain sales with low profit margins. In addition, lower expenses and higher efficiency performance in the Company's glassware facilities contributed to higher gross profit.

     Income from operations increased 10.2% to $30.9 million from $28.1 million in the year-ago period. Operating income as a percentage of sales increased to 17.0% from 14.9% in the comparable year-ago period. A higher gross profit percentage more than offset higher selling, general and administrative expense, principally associated with higher marketing and sales management expenses.

     Net income increased by $2.1 million due to items mentioned above, plus a reduction in the Company's effective tax rate from 39.5% to 39.0%, principally due to lower state income taxes, and decreased interest expense resulting from lower debt levels.

Years Ended December 31, 1996, December 31, 1995 and December 31, 1994

                                                          YEAR ENDED DECEMBER 31,
                                                     ----------------------------------
                                                       1996         1995         1994
                                                     --------     --------     --------
                                                           (DOLLARS IN THOUSANDS)
        Net sales..................................  $397,656     $357,546     $333,988
        Gross profit...............................  $109,118     $ 99,601     $ 95,103
        As a percentage of sales...................      27.4%        27.9%        28.5%
        Income from operations.....................  $ 67,196     $ 63,184     $ 59,223
        As a percentage of sales...................      16.9%        17.7%        17.7%
        Net income.................................  $ 32,550     $ 30,024     $ 26,687

     Management is not aware of any events or uncertainties that are likely to have a material impact on prospective results of operations or financial condition. The Company historically has been able to adjust its prices to offset most of the effect of inflation, which has not had a significant effect on its operations.

Comparison of 1996 With 1995

     Net sales for 1996 of $397.7 million were 11.2% higher than the net sales of $357.5 million reported in 1995. Contributing to the increase were greater sales at the Company's Canadian operations; higher sales to foodservice markets in the U.S.; significant increases in unit shipments to industrial customers and the inclusion of sales of Syracuse China for twelve months in 1996 compared with less than three months in 1995. Over one-half of the Company's sales increase is attributable to the inclusion of sales of Syracuse China for a full year in 1996. The remainder of the increase is due to higher unit volume offsetting lower average unit selling prices. Libbey's export sales increased slightly to $26.9 million in 1996 from $26.0 million in 1995.

     Gross profit increased 9.6% to $109.1 million in 1996 from $99.6 million in 1995 and declined as a percentage of sales to 27.4% from 27.9% over this same period. Gross margins primarily were affected by product mix, with greater sales of lower-margin items in the industrial and export markets and the inclusion of Syracuse China. In addition, higher energy costs of approximately 30%, principally due to increased prices, and increased compensation costs, including the effects of the Company's new Goalsharing program, were factors.

     Income from operations increased 6.3% to $67.2 million in 1996 from $63.2 million in 1995 and decreased as a percentage of net sales to 16.9% from 17.7%. The income from operations margin in 1996 was adversely affected by a lower gross profit margin and the inclusion of Syracuse China. Consultant fees associated with the Company's re-engineering initiative totaled $1.0 million. The Company expects to incur no material consultant expenditures relating to the re-engineering initiative in 1997. Management is targeting improvements in Libbey's cost structure through the elimination of waste and redundancies and more responsive customer service as a result of this initiative and expects these and other benefits to generate savings in 1997. In addition, the Company expects continued improvement in working capital utilization.

     Net income increased 8.4% to $32.5 million in 1996 from $30.0 million in 1995. The increase is principally attributable to higher revenues and operating profits and a reduction in the Company's effective tax rate from 39.6% to 39.2%, principally due to lower state income taxes, offset by increased interest expense due to additional debt associated with the Syracuse China acquisition in October 1995.

Comparison of 1995 With 1994

     Net sales for 1995 of $357.5 million were 7.1% higher than the net sales of $334.0 million reported in 1994. Contributing to the increase were greater sales at the Company's Canadian operations, higher sales to foodservice markets in the U.S., significant increases in unit shipments to industrial customers and the inclusion of sales of Syracuse China since October 10, 1995. A strong travel and entertainment industry in the U.S., growth in the use of Libbey products by dinnerware and candle companies and continued expansion of the Company's market position in Canada were major contributors to the sales growth. These improvements offset a decline in unit volume sold to retail channels of distribution, particularly mass merchants, due to sluggish market conditions generally experienced in the sale of consumer housewares in the U.S. The popularity of candles packed in glass vessels along with the appeal of the Company's production and servicing capabilities contributed to the growth in industrial sales. Approximately one-third of the Company's sales increase is attributable to the inclusion of sales of Syracuse China since the October 10, 1995 acquisition by Libbey. The remainder of the increase is primarily due to higher average unit selling prices, with improved sales mix a major contributing factor to the increase. Libbey's export sales decreased slightly to $26.0 million in 1995 from $26.7 million in 1994, principally due to promotional glassware programs in 1994 associated with the World Cup Soccer Championships, which were not expected to repeat.

     Gross profit increased 4.7% to $99.6 million in 1995 from $95.1 million in 1994 and declined as a percentage of sales to 27.9% from 28.5% over this same period. Higher prices for corrugated materials, increased group insurance and workers' compensation costs and consultant fees and related expenses associated with the re-engineering of the Company's manufacturing facilities were major contributors to the gross profit margin decline. Gross profit margins also were negatively affected by lower fixed cost absorption in the fourth quarter due to lower production levels and a partial shutdown for approximately one week due to a work stoppage at the Company's Toledo, Ohio facility. These costs more than offset improved sales mix and the inclusion of the gross profits of Syracuse China since October 10, 1995, the gross profit margin of which was higher than the Company average.

     Income from operations increased 6.7% to $63.2 million in 1995 from $59.2 million in 1994 and remained constant as a percentage of net sales at 17.7%. The income from operations margin in 1995 was adversely affected by lower gross profit margins but was positively influenced by lower selling, general and administrative costs. The reduced selling, general and administrative expenses as a percentage of sales is the result of lower marketing expenses due to certain efficiencies and the timing of production of certain marketing materials. Lower selling expenses are partially due to efficiencies in selling and the effect of lower sales in select markets. The Company's re-engineering initiative, Project Alpha, involves analyzing and making changes to processes involved in the development, manufacture and sale of the Company's products. Approximately $2.3 million in expenses were associated with Project Alpha in 1995. Management is targeting improvements in Libbey's cost structure through the elimination of redundancies and more responsive customer service.

     Net income increased 12.5% to $30.0 million in 1995 from $26.7 million in 1994. The increase is principally attributable to higher income from operations, slower growth in interest expense due to lower interest rates and a reduction in the Company's effective tax rate to 39.6% from 41.0%, primarily as a result of lower state taxes.

CAPITAL RESOURCES AND LIQUIDITY

     The Company had total debt of $221.3 million at June 30, 1997, compared to $207.4 million at December 31, 1996. The increase in debt from December 31, 1996 is due to increased working capital requirements historically experienced during this period. Inventories at June 30, 1997 were $18.1 million higher than at December 31, 1996 principally due to the seasonal nature of the Company's business. The Company had additional capacity at June 30, 1997 under the Bank Credit Agreement of $173.7 million. At June 30, 1997, the Company had entered into interest rate protection agreements with respect to $150.0 million of debt under the Bank Credit Agreement. The average interest rate for the Company's borrowings related to the interest rate protection agreements was 5.69% with an average maturity of 1.5 years at June 30, 1997. Of Libbey's outstanding indebtedness, $71.2 million was subject to fluctuating interest rates at June 30, 1997. A change of one percentage point in such rates would result in a change in interest expense of approximately $.7 million on an annual basis. As a result of the Vitro Transactions, the Company amended its Bank Credit Agreement on April 24, 1997 to increase the maximum borrowings from $300 million to $380 million and extend the termination date to May 1, 2002 from October 1, 1999. As of September 30, 1997, borrowings under the Bank Credit Agreement totalled approximately $310 million. The Company will use the net proceeds of the Offering to repay indebtedness under the Bank Credit Agreement. See "Use of Proceeds."

     The Company is not aware of any trends, demands, commitments, or uncertainties which will result or which are reasonably likely to result in a material change in Libbey's liquidity. The Company believes that its cash from operations and available borrowings under the Bank Credit Agreement will be sufficient to fund its operating requirements, capital expenditures and all other obligations (including debt service and dividends) throughout the remaining term of the Bank Credit Agreement. In addition, the Company anticipates refinancing the Bank Credit Agreement at or prior to the termination date of May 1, 2002 to meet the Company's longer term funding requirements.

NEW ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (FAS 128), No. 129 "Disclosure of Information about Capital Structure" (FAS 129), No. 130 "Reporting Comprehensive Income" (FAS 130) and No. 131 "Disclosure about Segments of an Enterprise and Related Information" (FAS 131). FAS 128, 129 and 130 are not anticipated to have a material effect on the Company. The Company has not determined the impact of FAS 131, which will be applicable to the Company for the year ended December 31, 1998.

FORWARD LOOKING STATEMENTS

     This Prospectus Supplement contains forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are indicated by words or phrases such as "anticipate," "estimate," "project," "expect," "intend," "management believes," "target," "the Company believes" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Important factors potentially affecting performance include devaluations and other major currency fluctuations relative to the U.S. dollar, the inability to achieve re-engineering related savings and profit improvements at targeted levels, or within the intended time periods, inability to achieve targeted efficiencies at Syracuse China and World Tableware, significant increases in interest rates and the per unit costs of natural gas, corrugated packaging, and other purchased materials, major slowdowns in the retail, travel or entertainment industries, whether the Company completes significant acquisitions, and whether such acquisitions can operate profitably.

                                    BUSINESS

GENERAL

     Libbey is the leading producer of glass tableware in the U.S. and Canada. The Company is also a major supplier of other tabletop products to the foodservice industry in the U.S. The Company's products are sold to a broad range of foodservice, retail, industrial and premium customers and are exported to more than 100 countries. The Company designs, manufactures and markets, under the Libbey brand name, an extensive line of high-quality, machine-made glass beverageware and other glass tableware, including plates, bowls, serveware and accessories. The Company maintains over 2,000 glass tableware SKUs, representing over 900 basic product items, sizes and shapes. Libbey is also a leading producer of ceramic dinnerware for the U.S. foodservice industry as a result of the Company's October 1995 acquisition of Syracuse China. In addition, the Company provides technical assistance to a number of foreign glass tableware manufacturers. In 1996, the Company had total revenues of $400.4 million and net income of $32.5 million.

     The Company, according to management estimates, has a 64% share of glass tableware sales to the foodservice industry in the U.S. and a 70% share in Canada. The foodservice industry, which represents the Company's most significant customer group, includes restaurants, bars, hotels, schools, airlines, cruise ships, casinos, healthcare and catering operations. The foodservice industry is principally comprised of four categories: food, beverage, equipment and supply-related items. The Company is considered a major supplier of supply-related items. Supply-related items represent an important source of recurring revenue since the Company believes over 90% of all glass tableware sales and over 70% of all ceramic dinnerware sales to foodservice establishments are for replacements when items are broken, lost or stolen. Growth in the foodservice industry is being driven by favorable demographic trends, including an increase in dining outside of the home and increased travel and entertainment spending.

     The Company is the leading supplier of glass beverageware to the retail industry in the U.S. The Company's retail customers include traditional department stores, specialty housewares stores, mass merchants and supermarkets. Sales to retail customers have increased since 1993 as a result of an enhanced new product development program that has capitalized on the strength of the Libbey brand name among consumers. In particular, the Company has been successful in growing its sales to targeted department and specialty housewares stores.

     The Company is a major supplier of glassware to industrial customers. The Company defines its industrial products as glassware that is designed for candle and liquor gift packaging, floral purposes, lighting applications and other end uses. The Company's industrial sales have grown since 1993 primarily due to an increase in the popularity of candles and, more specifically, the use of glass containers in specialty candle packaging and displays, as well as increased demand for liquor gift sets and flower vases. The Company is among the market leaders in providing glassware used for promotional programs, and it pursues these opportunities selectively based on production availability and profit opportunities. The Company defines its premium sales as glassware sold for use as incentives with marketing and promotional programs including continuity programs. Customers in the premium market include major gasoline retailers, fast-food restaurant chains and supermarket chains.

     Libbey exports its products through independent agents and distributors to over 100 countries throughout the world, competing in the glass tableware markets of Latin America, Asia and Europe. The Company considers its sales to export customers to be an important growth area. Export sales typically are related to foodservice and retail applications and have grown significantly since 1988, at a 16.2% compound annual growth rate.

     The Company believes it is well-positioned to accelerate sales growth and further penetrate key markets through innovative product development, expanded sales coverage internationally and the acquisition of companies with complementary products. Consistent with this strategy, the Company completed the Vitro Transactions in August 1997, which are expected to enhance the Company's leadership position in glass tableware, expand the Company's product offering and increase the Company's market penetration in Latin America. See "-- Recent Developments."

COMPETITIVE STRENGTHS

     Industry Leadership, Largest Installed Base. The Company has the leading position in glass tableware sales to foodservice customers in the U.S. and Canada. As a result of the Company's leadership position and long operating history, Libbey has the largest installed base of glass tableware at foodservice establishments, generating an important source of recurring revenue and representing a significant competitive advantage. Through its Syracuse China and World Tableware subsidiaries, the Company is also an established provider of ceramic dinnerware and metal flatware to the foodservice industry.

     Strong Brand Name Recognition. The Libbey(R) name is one of the most recognized brand names in consumer housewares in the U.S. According to a 1996 National Family Opinion Poll, the Company has the highest unaided brand awareness in its glassware category, at 41%. In the foodservice industry, the Company's Libbey(R) and Syracuse China(R) brand names have an established reputation for quality. The brand names associated with the Vitro Transactions, including Crisa, Amsilco, World Tableware and Ultima, are also well-recognized in the marketplace. See "-- Recent Developments."

     Broad Product Offering. Known as America's Glassmaker, Libbey maintains over 2,000 glass tableware SKUs in one of the most extensive product portfolios in the U.S. and Canadian glass tableware industries. The Company has expanded its product portfolio to include ceramic dinnerware through complementary acquisitions, including the acquisition of Syracuse China. The Vitro Transactions further broaden the Company's product offering with new glass tableware, flatware, holloware and dinnerware product lines. See "-- Recent Developments."

     Largest Manufacturing and Distribution Network. The Company's four glass tableware manufacturing facilities (three in the U.S. and one in Canada) and extensive sales and distribution network represent the largest manufacturing and distribution network in the U.S. and Canadian glass tableware industries, enabling the Company to provide a high level of service to end-users for glass tableware. Libbey's manufacturing process is highly automated, and the Company continuously refines its production machinery to incorporate technology advancements. Approximately 90% of the Company's foodservice product sales are made to its industry-leading independent distributor network, which has approximately 500 distributors located throughout the U.S. and Canada.

     Largest Direct Sales Force. The Company maintains the largest sales force and customer service support staff for glass tableware and ceramic dinnerware sold to the foodservice industry. Libbey's extensive use of a direct sales force to market its products is unique among glass tableware and ceramic dinnerware companies and provides opportunities for the Company to complement the sales efforts of its distributors and influence the buying behavior of major end-users.

     Successful Complementary Acquisitions. The Company has successfully completed strategic acquisitions of businesses with complementary product lines in new and existing markets with similar distribution channels and the potential for margin improvement. In June 1993, the Company acquired the operating assets of Libbey-St. Clair, now Libbey Canada, the only manufacturer of glass tableware in Canada. In October 1995, Libbey completed the acquisition of Syracuse China, resulting in the Company becoming a leading manufacturer of high-quality ceramic dinnerware to the U.S. foodservice industry. Most recently, in August 1997, Libbey completed the Vitro Transactions which are expected to enhance the Company's leadership position in glass tableware, offer sales growth opportunities with an assortment of complementary new products and expand the Company's international presence, particularly in Latin America. See "-- Recent Developments."

BUSINESS STRATEGY

     The Company's business strategy is to: (i) capitalize on its leading position in glass tableware sales to the foodservice industry by selling an increasing number of foodservice supply-related products; (ii) expand its international presence; (iii) increase its presence in profitable segments of retail and industrial applications for its products; and (iv) improve the cost efficiency of its manufacturing and distribution capabilities. The primary components of this strategy are as follows.

     Expand Product Offering to the Foodservice Industry. The Company intends to accelerate its sales growth and improve its profits through the acquisition of complementary supply-related product lines and continued introduction of innovative products. Libbey's acquisitions of Syracuse China and World Tableware have significantly expanded the Company's product offering to the foodservice industry to include ceramic dinnerware and metal flatware and holloware. The Company intends to use its leading market position with its foodservice customers and distribution advantages to increase the sales and profit potential of these acquired businesses.

     The Company regularly introduces new products to meet changing consumer preferences. For example, in glass tableware, the Company has responded to the growth in beer consumption, particularly micro-brewed beers, by introducing 25 new beer mugs and glasses over the last three years. Since its acquisition by Libbey in 1995, Syracuse China has introduced approximately 125 new ceramic dinnerware products to its foodservice customers such as colored dinnerware, large-size platters and unique styles of plates. These new products capitalize on and further contribute to the Company's position as a preferred supplier to the foodservice industry.

     Expand International Presence. The Company seeks to expand its international presence through increased exports, equity investments, including majority ownership interests, in foreign glass tableware operations in growing markets and continued technical assistance to foreign glass tableware manufacturers. Libbey exports its glass tableware products through independent agents and distributors to over 100 countries throughout the world and currently has technical assistance agreements with thirteen different companies covering operations in eleven countries. As part of the Vitro Transactions, Vitrocrisa, the largest manufacturer of glass tableware in Mexico, is now the exclusive distributor of Libbey's glass tableware products in Latin America. It is contemplated that Vitrocrisa will become the exclusive distributor of the Company's ceramic dinnerware and metal flatware products in Latin America. See "-- Recent Developments."

     Strengthen Presence in Retail and Industrial Applications. The Company intends to increase its retail and industrial sales through a comprehensive new product development program and expanded marketing and sales programs. The Company actively monitors culinary and lifestyle trends, continually adjusts its product offering to satisfy consumer preferences and maintains targeted advertising and promotional programs. Each year since 1993, the Company has developed and introduced over 50 new glass shapes and sizes, many of which are directed to retail and industrial applications. This new product development focus has contributed to the Company increasing its presence in the more attractive department and specialty housewares segments of retail. Once limited to only foodservice applications, the Company now sells Syracuse China ceramic dinnerware products to retail and industrial customers by utilizing Syracuse China's high quality reputation and unique products.

     Focus on Re-engineering and Cost Saving Initiatives. The Company is pursuing cost reductions and increased production efficiencies of existing and acquired operations. In late 1994, Libbey began implementing a significant re-engineering program in its glass tableware operations designed to increase asset utilization, enhance production efficiencies and flexibility, streamline administrative functions and improve overall customer service. As a result of these initiatives, the Company believes it will achieve meaningful increases in its manufacturing efficiency and reductions in its cost structure over time. In addition, the Company believes opportunities exist to improve the cost structure of Syracuse China and World Tableware over time through improved utilization of operational synergies.

     Pursue Strategic Acquisitions. The Company is committed to pursuing strategic acquisitions to increase its product offering of supply-related items for the foodservice industry, enter new markets and expand its international presence. The Company's acquisitions of Libbey Canada and Syracuse China and the Vitro Transactions have provided the Company opportunities to establish growing positions with domestic and international foodservice and retail users of glass tableware, ceramic dinnerware and metal flatware.

                              RECENT DEVELOPMENTS

     On August 29, 1997, the Company completed the Vitro Transactions for a cash purchase price of approximately $100 million and the assumption of certain liabilities, financed through borrowings under the Bank Credit Agreement. The primary components of the Vitro Transactions included the Company becoming: (i) a 49% equity owner in Vitrocrisa; (ii) the exclusive distributor of Vitrocrisa's glass tableware products in the U.S. and Canada and Vitrocrisa becoming the exclusive distributor of Libbey glass tableware products in Latin America; (iii) the owner of substantially all of the assets and certain liabilities of the business formerly known as WorldCrisa, renamed World Tableware; and (iv) the owner of a 49% interest in the business of Crisa Industrial, L.L.C., which distributes industrial glassware in the U.S. and Canada for Vitrocrisa. As a result of the Vitro Transactions, the Company consolidates the financial results of World Tableware and includes in its financial results sales of Vitrocrisa's glass tableware in the U.S. and Canada pursuant to the distribution agreement described above. World Tableware and the glass tableware business of Vitrocrisa in the U.S. and Canada had combined revenues of $59.2 million in 1996. In addition, the Company includes in its financial results 49% of the net earnings of Vitrocrisa and Crisa Industrial, L.L.C.

     Vitrocrisa is the market leader in glass tableware in Mexico, serving foodservice, retail, industrial and premium customers, with an estimated 72% share. Vitrocrisa is also a major producer of industrial glassware products, including coffee pots, blender jars and meter covers, for original equipment manufacturers. Over the last three years, Vitrocrisa has implemented a wide-ranging re-engineering program that has contributed to improved profitability and customer service. For the six month period ended June 30, 1997, Vitrocrisa's operating income grew 31.8% to Ps145.6 million in constant pesos (or approximately $18.2 million assuming an exchange rate of 8 pesos per dollar) as compared to the year-ago period and operating income as a percent of sales increased to 22.1% as compared to 16.9% in the year-ago period. The distribution agreement with Vitrocrisa provides the Company with an extensive and distinct product offering including glass bakeware, handmade glass tableware and popular, moderately priced glass tableware.

     Libbey's joint venture partner in Vitrocrisa is Vitro, a multinational company based in Monterrey, Mexico with 1996 sales of Ps17.6 billion (or approximately $2.2 billion assuming an exchange rate of 8 pesos per dollar). Vitro manufactures glass and plastic containers, architectural and "float" glass for buildings and industrial applications, windshields for the automotive industry and a variety of other products.

     Vitrocrisa operates two plants in Monterrey and employs approximately 4,200 workers and management staff. The plants produce machine-made and hand-made glassware that is exported to over 60 countries. In addition, Vitrocrisa distributes many Vitro-related consumer products in Mexico through its own distribution company, Proveedor del Hogar. Distribution of Vitrocrisa's products in the U.S. and Canada has historically been managed by Crisa Corporation, based in Dallas, Texas and owned by Vitro since 1984.

     As the exclusive U.S. and Canadian distributor of glass tableware manufactured by Vitrocrisa, the Company expects to be able to accelerate the growth of Vitrocrisa products sold in the U.S. and Canada by leveraging its existing distribution channels, customer relationships and strong market position with an expanded product line. In addition, the Company expects to increase its sales by supplying Vitrocrisa with Libbey glass tableware, Syracuse China dinnerware and World Tableware tabletop products to be distributed in Latin America, thereby expanding the Company's international presence and creating a larger installed base of products in foreign markets.

     World Tableware is a leading importer and marketer of metal flatware and holloware products to the U.S. foodservice industry. In addition, it provides a wide assortment of ceramic dinnerware. The World Tableware acquisition provides the Company with: (i) an increasing number of foodservice supply-related products that complement its existing product line; (ii) a position as a major supplier of metal flatware to foodservice customers; (iii) a broad selection of ceramic dinnerware at various selling prices to complement the Company's Syracuse China products; (iv) an expanded customer base; and (v) the opportunity to sell metal flatware and holloware and an expanded ceramic dinnerware offering to the Company's retail, industrial, premium and export customers. The Company expects to increase sales by leveraging its sales force to market Libbey, Syracuse China and World Tableware products to existing and new customers and improve the profitability of World Tableware by realizing certain operating synergies, including the elimination of redundant operating expenses.

     World Tableware was founded in 1847 as the International Silver Company ("ISCO") in Hartford, Connecticut. In 1972, ISCO's Hotel and Restaurant Sales Division was incorporated as World Tableware and its sales and distribution were separated from ISCO. In early 1995, Vitro became the 100% owner of World Tableware and changed the name to WorldCrisa. In conjunction with the Vitro Transactions, Libbey has changed the name to World Tableware. World Tableware currently employs a staff of approximately 60 people involved in the procurement, marketing and sales of tabletop products for the foodservice industry.

PRODUCTS

     Libbey's products consist of glass tableware, including glass beverageware, specialized glass bottles, ceramic dinnerware and metal flatware and holloware. The Company's glass beverageware includes tumblers, stemware and, to a lesser extent, mugs. The Company's other glass tableware products include plates, bowls, ashtrays, bud vases, salt and pepper shakers, canisters, candle holders and various other items.

     The Company has over 2,000 glass tableware SKUs available for sale, representing over 900 basic product sizes or shapes, which are produced in different colors and packaged individually or in various multipack combinations and sets. Each year, the Company develops and introduces many new glass shapes and sizes, including over 50 per year since 1993, which the Company believes makes it one of the most innovative suppliers in the glass tableware industry. In addition, the Company's product portfolio each year includes hundreds of newly decorated designs made for specific customer needs and specifications. The Company defines the U.S. glass tableware market to include glass beverageware, ovenware, cookware, dinnerware, serveware, floral items, items used for specialized packaging, specialized bottles, handmade glassware and lead crystal valued at less than $5 per piece.

     Vitrocrisa's product assortment includes, in addition to the product types produced by Libbey, glass bakeware and hand-made glass tableware, which are new product categories the Company will offer primarily to retail customers. In addition, Vitrocrisa products include glass coffee pots, blender jars, meter covers and other industrial glassware sold principally to original equipment manufacturers.

     Through its Syracuse China and World Tableware subsidiaries, the Company sells a wide-range of ceramic dinnerware products. These include plates, bowls, platters, cups, saucers and other tabletop accessories.

     Through its World Tableware subsidiary, the Company sells an extensive selection of metal flatware, include knives, forks, spoons and serving utensils. In addition, World Tableware sells metal holloware, which includes serving trays, chaffing dishes, pitchers and other metal tabletop accessories.

FOODSERVICE

     Libbey has, according to management estimates, approximately 64% of the market for glass tableware products in the U.S. foodservice industry, which includes restaurant, bar and institutional customers. The Company's foodservice market share in Canada is estimated by management at 70%. Sales to foodservice customers represent approximately one-half of Libbey's sales. Approximately 90% of the Company's glass tableware sales to foodservice end-users are made through a network of approximately 500 independent foodservice distributors. The distributors, in turn, sell to a wide variety of foodservice establishments, including national and regional hotel chains, national restaurant chains, individually owned bars and restaurants and casinos. Some of the Company's foodservice sales are made directly to selected end-user segments, including airlines and breweries.

     Syracuse China and World Tableware are recognized as long established suppliers of high quality ceramic dinnerware and flatware, respectively. They are both among the leading suppliers of their respective product categories to the foodservice industry.

     Libbey's sales force and distributor network sell the Company's products to foodservice establishments utilizing the Company's comprehensive product catalogues. The Company annually prints and distributes approximately 400,000 copies of its catalogues. Libbey's sales force throughout the U.S. and Canada works closely with the distributors to promote the Company's products and to provide direct assistance to foodservice establishments in determining their glass tableware and ceramic dinnerware needs. In addition, the Company advertises its products extensively in trade publications.

     Foodservice customers require timely delivery of a broad range of items, and the Company believes that its leading position in the foodservice industry is the result, in part, of the breadth of its product offerings, its four strategically located (geographically) glass tableware manufacturing facilities and related distribution centers and its extensive sales and service network. In addition, the Company consistently adds to its product offerings to meet changing consumer preferences and help end-user foodservice establishments grow sales.

     The Company has the largest manufacturing, distribution, sales force and service network among U.S. and Canadian glass tableware manufacturers. The Company's installed base of products at foodservice establishments provides the Company with a source of recurring sales. Once a restaurant, bar or other foodservice customer has invested in a selected glass tableware or ceramic dinnerware pattern, it is likely to continue to purchase that pattern in order to maintain style consistency and also to avoid the cost associated with changing patterns. Moreover, as glass tableware or ceramic dinnerware chips or breaks, the establishment typically orders replacement pieces of the same style, due to the relatively small expense of maintaining style integrity. An example of the Company's presence in this market is the continued use of its Embassy line of glassware, which was originally introduced in 1967 and which continues to be purchased by most of the Company's approximately 500 independent foodservice distributors.

     Each of the Company's five largest foodservice distributor accounts in the U.S. has been a Libbey account for at least five years.

     The Company's position in the foodservice industry has been enhanced through the acquisition of World Tableware. The World Tableware acquisition provides the Company with: (i) an increasing number of foodservice supply-related products that complement its existing product line; (ii) a position as a major supplier of metal flatware and holloware to foodservice customers; (iii) a broad selection of ceramic dinnerware at various selling prices to complement the Company's Syracuse China products; (iv) an expanded customer base; and (v) the opportunity to sell flatware, holloware and an expanded dinnerware offering to the Company's retail, industrial, premium and export customers. The Company expects to increase sales by leveraging its sales force to market Libbey, Syracuse China and World Tableware products to existing and new customers and improve the profitability of World Tableware by realizing certain operating synergies, including the elimination of redundant operating expenses.

RETAIL

     Libbey is the leading supplier of glass beverageware sold to retailers in the U.S. Using the broader category of glass tableware, Libbey ranks third. The Company began producing and selling a limited assortment of glass serveware in 1994. As of December 31, 1996, Libbey did not offer bakeware or hand-made glass tableware products to the retail industry; however, Vitrocrisa does offer these products to the retail industry.

     While in the past the Company has sold its beverageware and other glass tabletop accessories principally to mass merchants and discount stores, in recent years the Company has been able to increase its total sales by increasing its sales to traditional department stores and specialty housewares stores. With this expanded retail representation, the Company is better positioned to successfully introduce profitable new products. In addition, Libbey operates factory outlets through its wholly-owned subsidiary, The Drummond Glass Company.

     Retail store buyers tend to make large purchase decisions with longer lead time than do the Company's foodservice customers. Such decisions are made on the basis of a variety of product characteristics, including product quality, design features and price. Thus, in initially competing for a new retail program, the Company generally competes against a larger group of competitors, including foreign manufacturers, than in the foodservice market.

     The Company believes that its competitive position in the retail industry is enhanced by its ability to respond quickly to new orders and its ability to assist retail customers during the life of the program through inventory management and control and on-line ordering to satisfy their delivery requirements. In this regard, the Company has effectively utilized the retail industry's equivalent of just-in-time product delivery, through an interactive electronic data interchange ("EDI") program it has implemented with many retail customers. EDI, by using universal product codes ("UPC") and computers, allows the Company to track and respond to certain customers' inventory needs on a continuous basis.

     The Company believes that its success in retail is also the result of perceived value of its products, Libbey brand name recognition, a wide selection of colored glassware, innovative product design, availability of open stock items, made-to-order design capabilities and custom packaging. The Company believes that, with fourteen colors, it offers among the widest selection of colored glass tableware in the world. This assortment of colored glass tableware has been a contributing factor to the growth in sales with department stores and specialty housewares retailers. The Company's sales to retail customers, including department stores and specialty housewares stores, has also improved recently due to the introduction of new Syracuse China ceramic dinnerware products.

     Libbey's extensive product line also enables it to target the needs of different retail stores based on price, product design and packaging, focusing on individual customer characteristics. For example, products bearing the Libbey brand name are sold throughout the retail industry, while the Company's "FunDamentals" collection is targeted toward traditional department stores and specialty housewares stores that utilize "private label" packaging. Similarly, some of the Company's retail products are packaged in four-piece cartons and are aimed at meeting a limited replacement or purchase need, while others are packaged in multi-piece sets which appeal to first-time purchasers, gift shoppers and customers updating their entire collection of glass tableware.

INDUSTRIAL

     Libbey is one of the leading suppliers of industrial market glassware in the U.S., according to management estimates. Industrial customers use glassware for candle and liquor gift packaging, floral purposes and lighting applications. The craft industries and gourmet food packing companies are also industrial consumers of glassware. The Company believes that its success with industrial customers is based upon its extensive manufacturing and distribution network, which enables it to provide superior service, and its broad product offering, which allows Libbey to meet its customers' desire for differentiated glassware products. The production capabilities and broad product portfolio of Vitrocrisa will enable the Company to expand its product offering for its industrial customers.

PREMIUM

     Libbey is one of the leading suppliers of premium market glassware in the U.S., according to management estimates. Premium users include major gasoline retailers and fast-food restaurant chains which use glassware as incentives or premiums. The Company believes that its success with premium customers is dependent upon custom design, varied production capabilities, and the ability to produce large quantities of product in a short period of time. Because of its manufacturing and distribution strengths in these areas, Libbey is able to create and produce specific design patterns in large quantities to meet the customer's unique needs. In recent years, many of the large purchases by premium users of the Company's products have been for the incentive promotions run by companies such as Coca-Cola, Arby's, Long John Silver's Seafood Shoppes and Shell Oil.

     The Company's premium market also includes the sale of glass tableware to supermarket chains for continuity programs. In 1996, the Company sold glass tableware through continuity programs to over 4,800 supermarkets in the U.S.

     Since the majority of premium sales are tied to promotions and therefore have a limited life, the demand for these products varies from year to year, and the customer base is dynamic and somewhat unpredictable. Demand historically has tended to be countercyclical. The Company attempts to use the long production runs usually associated with such orders to balance seasonal swings and available capacity with Libbey's core foodservice, retail and industrial requirements.

INTERNATIONAL EXPANSION AND EXPORT SALES

     In June 1993, the Company acquired the operating assets of Libbey-St. Clair, the only manufacturer of glass tableware in Canada. Libbey-St. Clair, now Libbey Canada, supplies foodservice, retail, industrial and premium users in Canada. In addition, Libbey Canada manufactures specialized glass bottles and containers for food and beverage packaging and as decorative bottles for retail sale, and fuse plugs. The Company also completed the Vitro Transactions on August 29, 1997. See "-- Recent Developments." The Company is considering further international expansion through the establishment of additional foreign-based operations.

     Libbey exports its products through independent agents and distributors to over 100 countries throughout the world, competing in the glass tableware markets of Latin America, Asia and Europe. Through its export operation, the Company sells Libbey glassware to foodservice, retail, industrial and premium customers internationally.

     Export sales represent approximately 6.8% of 1996 sales, a relatively small part of the Company's business. Since 1988, however, export sales have increased at a 16.2% compound annual growth rate. The Company believes that export sales represent a significant growth opportunity for the future.

     The Company currently has technical assistance agreements with companies covering operations in eleven countries. These agreements, which cover areas ranging from manufacturing and engineering assistance to support in functions such as marketing, sales and administration, allow the Company to participate in the worldwide growth of the glass tableware industry and to keep abreast of potential sales and marketing opportunities in those countries. During 1996, the Company's technical assistance agreements produced royalties of $2.7 million. The Company also sells machinery, primarily glass-forming machinery, to certain parties with which it has technical assistance agreements.

SALES AND MARKETING

     The Company has its own sales representatives located strategically throughout the U.S. and Canada who call on customers and distributors. Approximately 90% of the Company's glass tableware sales to foodservice end-users are made through approximately 500 independent distributors, who serve a vital function in the distribution of the Company's products and with whom the Company works closely in connection with marketing and selling efforts. Most of the Company's retail, industrial and premium sales are made directly by the Company's sales force.

     Libbey also has a marketing staff located at its corporate headquarters in Toledo, Ohio engaged in developing strategies relating to product development, pricing, distribution, advertising and sales promotion.

GLASSWARE MANUFACTURING AND DISTRIBUTION

     Libbey owns and operates three glass tableware manufacturing plants in the U.S. located in Toledo, Ohio; Shreveport, Louisiana; and City of Industry, California. The Company also operates a glass tableware manufacturing plant in Wallaceburg, Ontario, Canada. The Company owns and operates a ceramic dinnerware plant in Syracuse, New York. The Company operates distribution centers located at or near each of its manufacturing facilities. In addition, the Company operates distribution centers for its Vitrocrisa-supplied products in Laredo, Texas and World Tableware products near Chicago, Illinois.

     The glass tableware manufacturing facilities and distribution centers are strategically located (geographically) to enable the Company to supply significant quantities of its product to virtually all of its customers in a short period of time. Libbey is the only glass tableware producer operating more than two manufacturing facilities in the U.S. and Canada. The Company maintains a broad range of glass tableware inventory at all four glass tableware distribution centers.

     The manufacture of the Company's glass tableware products involves the use of automated processes and technologies. Much of the Company's glass tableware production machinery was designed by the Company and has evolved and been continuously refined to incorporate technology advancements. Beginning in 1989, the Company began converting its glass-forming machines to an internally designed and proprietary computer-controlled manufacturing technology which improves the efficiency of the manufacturing process and permits faster manufacturing line changes. This conversion process will continue based on cost effectiveness and capacity utilization requirements. In addition, the Company has installed robotics technology in certain of its labor-intensive manufacturing processes. During the seven year period 1990 through 1996, the Company has spent in excess of $20 million on these and other cost reducing technologies, and the Company's manufacturing performance has improved significantly. The Company believes that its production machinery and equipment are adequate for its needs in the foreseeable future.

     The Company's glass tableware products are generally produced using one of two manufacturing methods or, in the case of certain stemware, a combination of such methods. Most of the Company's tumblers and stemware and certain other glass tableware products are produced by forming molten glass in molds with the use of compressed air and are known as "blown" glass products. The Company's other glass tableware products and the stems of certain of its stemware are "pressware" products which are produced by pressing molten glass into the desired product shape.

     The Company employs a team of engineers whose responsibilities include continuing efforts to improve and upgrade the Company's manufacturing facilities, equipment and processes. In addition, they provide engineering required to manufacture new products and to implement the large number of innovative changes continuously being made to the Company's product designs, sizes and shapes.

     All of the raw materials used by the Company, principally sand, lime, soda ash and clay, have historically been available in adequate supply from multiple sources. However, for certain raw materials, there may be temporary shortages due to weather or other factors, including disruptions in supply caused by raw material transportation or production delays. Such shortages have not previously had and are not expected to have a material adverse effect on the Company's operations in the future.

CUSTOMERS

     The customers for the Company's products include approximately 500 foodservice distributors and direct purchasers in the restaurant, bar and institutional foodservice market. In addition, the Company sells to mass merchants, department stores, national retail chains, specialty housewares stores, supermarkets and industrial companies and others who use the Company's products for promotional and other private uses. No single customer or group of customers accounts for 10% or more of the Company's sales, although the loss of any of the Company's major customers could have a material adverse effect on the Company. The Company's premium customers tend to be more unpredictable from year to year and the Company is less dependent on such business than it is on foodservice, retail and industrial sales. But in some years premium customers have been among the Company's largest ten customers.

COMPETITORS

     The Company's business is highly competitive, with the principal competitive factors being price, brand name, product quality, delivery time and customer service. Principal competitors in the domestic glass tableware market are Anchor Hocking (a unit of Newell Co.), a supplier of glass beverageware and one of the leading suppliers of glass bakeware to retail markets in the U.S.; Durand International, a private French company, which the Company believes is the second leading supplier of glass beverageware in the U.S.; and Indiana Glass Company (a unit of Lancaster Colony Corporation), which participates in various aspects of the U.S. market. The principal competitors in the U.S. ceramic dinnerware market are Homer Laughlin (a private U.S. company) and Buffalo China (a unit of Oneida, Ltd.). Syracuse China competes almost exclusively in the foodservice market but has recently increased its focus on the retail market. Some of the Company's competitors have substantially greater financial and other resources than the Company.

     In recent years, Libbey has experienced increasing competition from foreign manufacturers, including Durand International (France) and Kedaung (Indonesia), principally in the retail industry. The Company's joint-venture investment in, and distribution agreement with, Vitrocrisa are expected to enhance the Company's ability to compete against foreign competitors. See "-- Recent Developments."

PATENTS, TRADEMARKS AND LICENSES

     Based upon market research and market surveys, the Company believes its Libbey trade name enjoys a high degree of consumer recognition and is a valuable asset. The Company believes that the Libbey, Syracuse China and World Tableware trade names are material to its business.

     The Company has rights under a number of patents which relate to a variety of products and processes. The Company does not consider that any patent or group of patents relating to a particular product or process is of material importance to its business as a whole.

SEASONALITY

     Due primarily to the impact of consumer buying patterns, particularly during the year-end holiday season, the Company's sales tend to be strongest in the fourth quarter and weakest in the first quarter of each year. As a consequence, typically 40% to 45% of the Company's sales occur in the first half of each year and 55% to 60% occur in the second half of the year.

ENVIRONMENTAL MATTERS

     The Company's operations, in common with those of the industry generally, are subject to numerous existing and proposed laws and governmental regulations designed to protect the environment, particularly regarding plant wastes and emissions and solid waste disposal, and the Company has shipped, and continues to ship, waste materials for off-site disposal. Although the Company is not named as a potentially responsible party in any superfund matters pending prior to June 24, 1993, the date of the Company's initial public offering and separation from Owens-Illinois, Owens-Illinois has been named as a potentially responsible party or other participant in connection with certain waste disposal sites to which the Company may also have shipped wastes and bear some responsibility, and Owens-Illinois has agreed to defend the Company in connection with any such matters identified and pending as of June 24, 1993 and to indemnify it against any resulting costs and liabilities from such matters in excess of $3 million. The Company believes that if it is necessary to draw upon this indemnification, collection is probable. Since the date of the Company's initial public offering, the Company has been named a potentially responsible party at two sites in Toledo, Ohio, along with 46 other potentially responsible parties, including Owens-Illinois, and one additional site in Michigan, all of which the Company has agreed to settle for immaterial amounts. In addition, as further described below, the Company's Syracuse China subsidiary has been named a potentially responsible party with respect to certain property adjoining its plant.

     Through its Syracuse China subsidiary, the Company acquired on October 10, 1995 from The Pfaltzgraff Co. and certain of its subsidiaries the assets operated as Syracuse China. The Pfaltzgraff Co. entered into an order of consent effective November 1, 1994 with the New York State Department of Environmental Conservation (NYSDEC) which requires Pfaltzgraff to prepare a Remedial Investigation and Feasibility Study (RI/FS) to develop a remedial action plan for a site in Syracuse, New York (which includes among other items a landfill and wastewater and sludge ponds and adjacent wetlands located on the property purchased by Syracuse China Company) and to remediate the site. As part of the Asset Purchase Agreement, the Syracuse China Company agreed to share a part of the remediation and related expense up to a maximum of fifty percent of such costs with a maximum limit for Syracuse China Company of $1,350,000. Notwithstanding the foregoing, Syracuse China Company is not a party to the decree. The RI/FS is complete and has been submitted to the NYSDEC for public comments and selection of a plan of remediation. In addition, Syracuse China Company has been named a potentially responsible party with respect to certain property adjoining its plant which has been designated a sub-site of a superfund site. The Company believes that any contamination of such site was caused by and will be remediated by other parties at no cost to Syracuse China. In any event, any expense with respect to such site for which Syracuse China may be deemed responsible would likely be shared with Pfaltzgraff pursuant to the Asset Purchase Agreement.

     The Company regularly reviews the facts and circumstances of the various environmental matters affecting the Company, including those which are covered by indemnification. Although not free of uncertainties, the Company believes that its share of the remediation costs at the various sites, based upon the number of parties involved at the sites and the estimated cost of undisputed work necessary for remediation based upon known technology and the experience of others, will not be material to the Company. There can be no assurance, however, that the Company's future expenditures in such regard will not have a material adverse effect on the Company's financial position or results of operations.

     In addition, occasionally the federal government and various state authorities have investigated possible health issues that may arise from the use of lead or other ingredients in enamels such as those used by the Company on the exterior surface of its decorated products. Capital expenditures for property, plant and equipment for environmental control activities were not material during 1996. The Company believes that it is in material compliance with all federal, state and local environmental laws, and the Company is not aware of any regulatory initiatives that would be expected to have a material effect on the Company's products or operations.

LEGAL PROCEEDINGS

     The Company is involved in various legal proceedings arising in the ordinary course of its business. The Company is not engaged in any legal proceedings which would be deemed to be material to the Company.

NUMBER OF EMPLOYEES

     The Company employed approximately 4,150 persons at December 31, 1996. A majority of the glass tableware employees are U.S.-based hourly workers covered by six collective bargaining agreements which were entered into in 1995 and expire at various times during the fourth quarter of 1998. Canada-based workers are covered by two collective bargaining agreements which expire July 1999. The Syracuse China hourly employees are covered by a collective bargaining agreement which expires in March 1999. The Company considers its employee relations to be good. The Company experienced a three week work stoppage at its Wallaceburg, Ontario facility in July-August 1996 the results of which did not have a material adverse effect on the Company.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company, their ages as of October 15, 1997 and their positions with the Company are as follows:

                  NAME                AGE                         POSITION
    --------------------------------  ---   -----------------------------------------------------
    John F. Meier...................   50   Chairman of the Board and Chief Executive Officer
    Richard I. Reynolds.............   51   Executive Vice President, Chief Operating Officer and
                                            Director
    L. Frederick Ashton.............   56   Vice President, General Sales Manager
    Daniel P. Ibele.................   37   Vice President, Marketing and Specialty Operations
    Timothy T. Paige................   40   Vice President and Director of Human Resources
    Arthur H. Smith.................   62   Vice President, General Counsel and Secretary
    Kenneth G. Wilkes...............   40   Vice President, Chief Financial Officer and Treasurer
    John A. Zarb....................   46   Vice President and Chief Information Officer
    William A. Foley................   50   Director
    Peter C. McC. Howell............   47   Director
    Gary L. Moreau..................   43   Director
    Terence P. Stewart..............   49   Director
    Terry L. Wilkison...............   56   Director

     Mr. Meier has served as Chairman of the Board and Chief Executive Officer of the Company since June 1993. Prior to June 1993, Mr. Meier was Executive Vice President and General Manager of the Company. Mr. Meier has been with the Company since September 1970. Mr. Meier also serves as a director of Cooper Tire & Rubber Co.

     Mr. Reynolds has served as Executive Vice President and Chief Operating Officer of the Company since November 1995. From June 1993 to November 1995, Mr. Reynolds was Vice President and Chief Financial Officer of the Company. Prior to June 1993, Mr. Reynolds was Vice President, Director of Finance and Administration of the Company. Mr. Reynolds has been with the Company since February 1970.

     Mr. Ashton has served as Vice President, General Sales Manager of the Company since November 1990. Mr. Ashton has been with the Company since March 1970.

     Mr. Ibele has been Vice President, Corporate Marketing and Specialty Operations since September 1997. Previously, Mr. Ibele was Vice President and Director of Marketing at Libbey since 1995. Since joining Libbey in 1983, Mr. Ibele has held various marketing and sales positions.

     Mr. Paige has been Vice President and Director of Human Resources of the Company since January 1997. From May 1995 to January 1997, Mr. Paige was Director of Human Resources of the Company. Prior to joining the Company, Mr. Paige was employed by Frito-Lay Inc. in Human Resources management positions.

     Mr. Smith has served as Vice President and General Counsel of the Company since June 1993 and as Secretary of the Company since March 1987. Mr. Smith has been involved in the Company's legal affairs since 1975.

     Mr. Wilkes has been Vice President, Chief Financial Officer and Treasurer of the Company since November 1995. From August 1993 to November 1995, Mr. Wilkes was Vice President and Treasurer of the Company. Prior to joining the Company, Mr. Wilkes was a Senior Corporate Banker - Vice President of The First National Bank of Chicago.

     Mr. Zarb has been Vice President and Chief Information Officer of the Company since April 1996. Prior to joining the Company, Mr. Zarb was employed by Allied Signal Inc. in information technology senior management positions in Europe and the U.S.

     Mr. Foley has been a director of the Company since September 1994. Mr. Foley has been Chairman of the Board, President and Chief Executive Officer of Lesco, Inc. since October 1994. From July 1993 to October 1994, he was President and Chief Executive Officer of Lesco, Inc. Prior to July 1993, he was President and Chief Executive Officer of Imperial Wall Coverings. Mr. Foley is also a director of Alltrista Corporation.

     Mr. Howell has been a director of the Company since October 1993. Mr. Howell was Chairman and Chief Executive Officer of Signature Brands, Inc. (formerly known as Mr. Coffee, inc.) from August 1994 until August 1997. Previously, Mr. Howell was President, Chief Executive Officer and a director of Mr. Coffee, inc.

     Mr. Moreau has been a director of the Company since September 1996. Mr. Moreau is President and Chief Executive Officer of Lionel LLC, a position he has held since January 1996. Previously, Mr. Moreau served as President and Chief Operating Officer of Oneida Ltd. Mr. Moreau is also a director of GSW, Inc.

     Mr. Stewart has been a director of the Company since October 1997. Mr. Stewart is the Managing Partner of Stewart and Stewart, a Washington D.C.-based law firm specializing in trade and international law issues, where he has worked since 1976.

     Mr. Wilkison has been a director of the Company since 1987. Mr. Wilkison has been Executive Vice President of Owens-Illinois, Inc. with responsibilities for its West Coast operations since November 1996. From May 1993 to November 1996, he was Executive Vice President, Domestic Packaging Operations of Owens-Illinois. He was Vice President and General Manager of Plastics, Closures and Prescription Products of Owens-Illinois from 1992 to May 1993.

                           OWNERSHIP OF COMMON STOCK

     The following table sets forth information as of June 30, 1997 with respect to any person known to the Company to be the beneficial owner of more than five percent of its Common Stock based upon Schedule 13F filings reviewed by the Company and as of October 15, 1997 with respect to (i) each of the Company's directors, (ii) all directors and executive officers of the Company as a group and (iii) shares held by the trustee of the Company's Stock Purchase and Retirement Savings Plan, Stock Purchase and Supplemental Retirement Plan and Long-Term Savings Plan and Trust. An asterisk indicates ownership of less than one percent of the outstanding stock.

                                                                  NUMBER OF SHARES
                        NAME AND ADDRESS OF                      BENEFICIALLY OWNED     PERCENT
                         BENEFICIAL OWNER                            (1) & (2)          OF CLASS
    -----------------------------------------------------------  ------------------     --------
    The Capital Group Companies, Inc.(3).......................       1,341,000           8.84
      333 South Hope Street
      Los Angeles, CA 90071
    FMR Corp.(4)...............................................         767,300           5.06
      82 Devonshire Street
      Boston, MA 02109
    Key Trust Company of Ohio, N.A.(5).........................         942,199           6.19
      4900 Tiedeman Road
      Brooklyn, Ohio 44144
    Liberty Investment Management, Inc.(6).....................       1,204,900           7.94
      2502 Rocky Point Drive, Suite 500
      Tampa, FL 33607
    Neuberger & Berman, LLC(7).................................       1,172,900           7.73
      605 Third Avenue
      New York, NY 10158
    William A. Foley...........................................             500           *
    Peter C. McC. Howell(8)....................................           1,500           *
    John F. Meier(9)...........................................         192,487           1.25
    Gary L. Moreau.............................................             500           *
    Richard I. Reynolds........................................         165,922           1.08
    Terry L. Wilkison..........................................           2,000           *
    Directors and executive officers as a group (12 persons)...         716,051           4.53

---------------
(1) For purposes of this table, a person or group of persons is deemed to have beneficial ownership of any shares as of a given date which such person has the right to acquire within 60 days after such date. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above on a given date, any security which such person has the right to acquire within 60 days of such date is deemed outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The information includes all currently exercisable options and options exercisable within sixty days after October 15, 1997 granted to executive officers. The number of shares beneficially owned includes shares subject to options as follows: Mr. Meier -- 160,653; Mr. Reynolds -- 133,938; and all directors and executive officers as a group 574,255.

(2) The table includes the number of equivalent shares of Common Stock that all executive officers as a group held in the Libbey Stock Purchase and Retirement Savings Plan as of October 15, 1997.

(3) The Schedule 13F filing reviewed by the Company of The Capital Group Companies, Inc. indicates that it and its subsidiaries are the beneficial owners of 1,341,000 shares of Common Stock with dispositive power with respect to 1,341,000 shares of Common Stock which were owned by various institutional investors and sole voting power with respect to 1,193,000 shares of Common Stock.

(4) The Schedule 13F filing reviewed by the Company of FMR Corp. indicates that it and certain affiliated funds are the beneficial owners of 767,300 shares of Common Stock with dispositive power with respect to the 767,300 shares of Common Stock. The power to vote the shares owned directly by the funds resides with the funds' respective Boards of Trustees.

(5) Key Trust Company of Ohio, N.A., as trustee of the Company's Stock Purchase and Retirement Savings Plan is the beneficial owner of 815,598 shares of Common Stock; as trustee of the Company's Stock Purchase and Supplemental Retirement Plan is the beneficial owner of 126,493 shares of Common Stock; and as trustee of the Company's Long-Term Savings Plan and Trust is the beneficial owner of 108 shares of Common Stock. These plans are defined contribution plans for the Company's employees, each of whom has the right to instruct the trustee as to the manner in which the equivalent shares of the Company in his or her account in the Plans are to be voted.

(6) The Schedule 13F filing reviewed by the Company of Liberty Investment Management, Inc. indicates that it is the beneficial owner of 1,204,900 shares of Common Stock with sole dispositive power with respect to 1,204,900 shares of Common Stock and sole voting power with respect to 413,500 shares of Common Stock.

(7) The Schedule 13F filing reviewed by the Company of Neuberger & Berman, LLC indicates that it, Neuberger & Berman, LLC -- Institutional Asset Management Division and Neuberger & Berman Management Incorporated, collectively, are the beneficial owner of 1,172,900 shares of Common Stock. Neuberger & Berman, LLC has sole dispositive power with respect to 486,300 shares of Common Stock. Neuberger & Berman, LLC -- Institutional Asset Management Division has sole dispositive power and sole voting power with respect to 552,500 shares of Common Stock. Neuberger & Berman Management Incorporated has sole dispositive power with respect to 134,100 shares of Common Stock.

(8) Includes 750 shares of Common Stock held by family members of Mr. Howell. Mr. Howell disclaims any beneficial interest in such shares.

(9) Includes 8,406 shares of Common Stock held by family members of Mr. Meier. Mr. Meier disclaims any beneficial interest in such shares.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement"), the Underwriters named below, for whom Bear, Stearns & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Brothers Inc are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below:

                                                                                NUMBER OF
                                   UNDERWRITER                                   SHARES
    --------------------------------------------------------------------------  ---------
    Bear, Stearns & Co. Inc. .................................................
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated.................................................
    Salomon Brothers Inc .....................................................
                                                                                ---------
              Total...........................................................  2,000,000
                                                                                =========

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters have agreed to purchase all of the shares of Common Stock being sold pursuant to the Underwriting Agreement if any are purchased (other than shares of Common Stock covered by the over-allotment option described below).

     The Representatives have advised the Company that the Underwriters propose to offer the Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers
at such price less a concession of not more than $          per share, of which
$          may be reallowed to other dealers. After the initial offering, the public offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 300,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this Prospectus Supplement, solely to cover overallotments, if any. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and the directors and executive officers of the Company have agreed that, subject to certain exceptions set forth in the Underwriting Agreement, they will not, directly or indirectly, issue, sell, offer or agree to sell, contract to sell, grant an option to purchase, make a short sale or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of (or announce any offer, sale, grant of an option to purchase, or other disposition or transaction relating to) any shares of Common Stock, any option or warrant to purchase shares of Common Stock, or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of the Representatives.

     In order to facilitate the Offering, certain persons participating in the Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering.

Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares of Common Stock previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     In the ordinary course of their respective businesses, certain of the Underwriters or their affiliates have engaged, and in the future may engage, in investment banking and commercial banking transactions with the Company. Bear, Stearns & Co. Inc. served as financial advisor and agent for the Company in connection with the Vitro Transactions for which it received a customary fee.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock will be passed upon for the Company by Arthur H. Smith, General Counsel and Secretary of the Company (who owns 31,806 shares of Common Stock and 126,424 shares of Common Stock subject to options) and by Latham & Watkins, Chicago, Illinois, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                                    EXPERTS

     The financial statements of Vitrocrisa, S.A. de C.V., and the combined financial statements of WorldCrisa Corporation and Crisa Corporation appearing in the Company's Current Report on Form 8-K/A dated October 17, 1997, have been audited by Deloitte & Touche (Mexico) and Deloitte & Touche LLP, respectively, independent auditors, as set forth in their reports included therein (the reports on the Combined Financial Statements of WorldCrisa and Crisa Corporation express an unqualified opinion and include an explanatory paragraph referring to a change in the method of capitalizing costs included in inventory) and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                                  LIBBEY INC.

                                DEBT SECURITIES
                                  COMMON STOCK
                            ------------------------

     Libbey Inc. (the "Company"), directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, in one or more series or issuances, up to $100,000,000 in the aggregate of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, which may be either senior debt securities (the "Senior Debt Securities"), senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities") and (b) shares of common stock of the Company, par value $.01 per share (the "Common Stock"), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock. The Debt Securities and the Common Stock are collectively referred to herein as the "Securities." When a particular series of Securities is offered, a supplement to this Prospectus (each a "Prospectus Supplement") will be delivered with this Prospectus. The Prospectus Supplement will set forth the terms of the offering and sale of the offered Securities.

     Except as described more fully herein or as set forth in the Prospectus Supplement relating to any offered Debt Securities, the Indenture will not provide holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities. See "Description of Debt Securities -- Consolidation, Merger and Sale of Assets."

     The Company's Common Stock is traded on The New York Stock Exchange under the symbol LBY. Any Common Stock sold pursuant to a Prospectus Supplement will be listed on The New York Stock Exchange. On June 5, 1997, the last reported sale price of the Common Stock on The New York Stock Exchange was $33.50 per share. The Company has not yet determined whether any of the Debt Securities offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

     The Securities will be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. The Company reserves the sole right to accept, and together with its agents, from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities. See "Plan of Distribution" for possible indemnification arrangements with agents, dealers and underwriters.

     This Prospectus may not be used to consummate sales of Securities unless accompanied by the applicable Prospectus Supplement.

                 The date of this Prospectus is June 19, 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are qualified by reference to the copy of such agreement or other document filed as an Exhibit to the Registration Statement or such other document, each such statement being qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports, proxy statements and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a site on the World Wide Web at http://www.sec.gov., that contains reports, proxy and other information regarding registrants that file electronically with the Commission and certain of the Company's filings are available at such web site. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in this Prospectus:

          (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

          (2) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

          (3) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed on June 16, 1993;

          (4) the description of the Preferred Stock Purchase Rights contained in the Company's Registration Statement on Form 8-A filed on January 20, 1995; and

          (5) all other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering, which shall be deemed to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus may not be used to consummate sales of offered securities unless accompanied by a Prospectus Supplement. The delivery of this Prospectus together with a Prospectus Supplement relating to particular offered Securities in any jurisdiction shall not constitute an offer in the jurisdiction of any other securities covered by this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon request, a copy of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document unless such exhibits are specifically incorporated by reference therein). Requests for documents should be submitted to the Corporate Secretary, Libbey Inc., 300 Madison Avenue, Toledo, Ohio 43604, telephone (419) 325-2100. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, including any documents that are incorporated by reference as set forth in "Information Incorporated by Reference," contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "management believes," "the Company believes" and similar words or phrases. Such statements are subject to certain risks, uncertainties or assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Risks relating to the Company's operations are more fully set forth in Exhibit 99 to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated by reference herein.

                                  THE COMPANY

     Libbey is the leading producer of glass tableware in North America, based on sales and unit volume. The Company designs, manufactures and markets, primarily under the well-recognized LIBBEY(R) brand name, an extensive line of high quality, machine-made glass beverageware and other glass tableware including plates, bowls and ashtrays, which it sells to the foodservice industry, retail stores, industrial and premium users. Known in the marketplace as America's Glassmaker(TM) the Company has one of the most extensive product portfolios in the domestic glass tableware industry with over 2,000 SKUs. In addition, through its October 1995 acquisition of Syracuse China, the Company is also a leading provider of ceramic dinnerware to the foodservice industry in the United States.

     The principal office of the Company is located at 300 Madison Avenue, Toledo, Ohio 43604, telephone: (419) 325-2100.

                              RECENT DEVELOPMENTS

     On March 10, 1997, the Company entered into a letter of intent with Vitro S.A., a leading glass manufacturer in Mexico, for an agreement whereby the Company will become a joint venture partner in Vitro S.A.'s glassware business and acquire its WorldCrisa subsidiary in the United States (the "Proposed Transaction"). The Proposed Transaction will have a cash purchase price of approximately $100 million, payable by the Company, and includes (i) the Company becoming a 49% equity holder in Vitrocrisa, Vitro S.A.'s currently wholly-owned glass tableware and industrial glassware manufacturing subsidiary, (ii) establishing reciprocal distribution agreements whereby the Company will distribute Vitrocrisa glass tableware products sold into the United States and Canada, and Vitrocrisa will distribute Libbey glass tableware products in Mexico, Central and South America, and (iii) the Company's purchase of the business known as WorldCrisa, a supplier of flatware, dinnerware and other tabletop products to the foodservice industry in the United States and Canada. Completion of the Proposed Transaction remains subject to performance of final due diligence, the negotiation and signing of definitive agreements, Board approvals of the respective companies and regulatory clearance. The Company expects the Proposed Transaction to close in July, 1997.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable Prospectus Supplement, the Company anticipates that any net proceeds would be used for general corporate purposes, which may include but are not limited to working capital, capital expenditures and acquisitions or the repayment or refinancing of indebtedness of the Company, including indebtedness outstanding under the unsecured credit agreement among the Company, its Canadian subsidiary and the lenders named therein (the "Bank Credit Agreement"). The factors which the Company will consider in any refinancing will include the number of shares of Common Stock and/or the amount and characteristics of any Debt Securities issued and may include, among others, the impact of such refinancing on the Company's liquidity, debt-to-capital ratio and earnings per share. When a particular series of Securities is offered, the Prospectus Supplement relating thereto will set forth the Company's intended use for the net proceeds received from the sale of such Securities. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities or to reduce indebtedness under its Bank Credit Agreement.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated.

                                           FISCAL QUARTER                    FISCAL YEAR
                                           ENDED MARCH 31,                ENDED DECEMBER 31,
                                           ---------------     ----------------------------------------
                                           1997       1996     1996     1995     1994     1993     1992
                                           ----       ----     ----     ----     ----     ----     ----
Ratio of earnings to fixed charges (a)...  3.1        2.4      4.2      4.2      3.9      2.3      1.5

---------------

(a) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include interest and amortization of debt expense and that portion of rentals representative of an interest factor.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement, and the extent, if any, to which such general provisions do not apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Debt Securities.

     Debt Securities may be issued from time to time in series under an indenture, and one or more indentures supplemental thereto (collectively, the "Indenture"), between the Company and a trustee to be identified in the applicable Prospectus Supplement (the "Trustee"). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture. The Debt Securities will be subject to all such terms, and potential purchasers of the Debt Securities are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. As used under this caption, unless the context otherwise requires, "Offered Debt Securities" shall mean the Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement.

GENERAL

     The Indenture will provide for the issuance of Debt Securities in series and will not limit the principal amount of Debt Securities which may be issued thereunder. In addition, except as may be provided in the Prospectus Supplement relating to such Debt Securities, the Indenture will not limit the amount of additional indebtedness the Company may incur.

     The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) whether the Offered Debt Securities are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities or any combination thereof; (3) any limit upon the aggregate principal amount of the Offered Debt Securities; (4) the price or prices at which the Offered Debt Securities will be issued; (5) the date or dates on which the principal of the Offered Debt Securities is payable; (6) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest, if any, or the manner in which such rate or rates are determined; (7) the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on the Offered Debt Securities will be payable and the record dates for the determination of holders to whom such interest is payable; (8) the place or places where the principal of and any interest on the Offered Debt Securities will be payable; (9) the obligation of the Company, if any, to redeem, repurchase or repay the Offered Debt Securities in whole or in part pursuant to any sinking fund or analogous provisions or at the option of the holders and the price or prices at which and the period or periods within which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repurchased or repaid pursuant to such obligation; (10) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof; (11) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series which will be payable upon declaration of the acceleration of the maturity thereof; (12) any addition to or change in the covenants which apply to the Offered Debt Securities; (13) any Events of Default with respect to the Offered Debt Securities, if not otherwise set forth under "Events of Default"; (14) whether the Offered Debt Securities will be issued in whole or in part in global form, the terms and conditions, if any, upon which such global Offered Debt Securities may be exchanged in whole or in part for other individual securities, and the depositary for the Offered Debt Securities; (15) the nature and terms of the security for any secured Offered Debt Securities; and (16) any other terms of the Offered Debt Securities which terms shall not be inconsistent with the provisions of the Indenture.

     Debt Securities may be issued at a discount from their principal amount ("Original Issue Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

STATUS OF DEBT SECURITIES

     The Senior Debt Securities will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     The obligations of the Company pursuant to Senior Subordinated Debt Securities will be subordinate in right of payment, to the extent and in the manner set forth in the Indenture, to all Senior Indebtedness of the Company. With respect to any series of Senior Subordinated Debt Securities, "Senior Indebtedness" of the Company will be defined to mean the principal of, and premium, if any, and any interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) and all other monetary obligations of every kind or nature due on or in connection with (a) all indebtedness of the Company whether heretofore or hereafter incurred (i) for borrowed money or (ii) in connection with the acquisition by the Company or a subsidiary of the Company of assets other than in the ordinary course of business, for the payment of which the Company is liable directly or indirectly by guarantee, letter of credit, obligation to purchase or acquire or otherwise, or the payment of which is secured by a lien, charge or encumbrance on assets acquired by the Company, (b) amendments, modifications, renewals, extensions and deferrals of any such indebtedness, and (c) any indebtedness issued in exchange for any such indebtedness (clauses (a) through (c) hereof being collectively referred to herein as "Debt"); provided, however, that the following will not constitute Senior Indebtedness with respect to Senior Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; (2) any Debt which by its terms refers explicitly to the Senior Subordinated Debt Securities and states that such Debt shall not be senior in right of payment; and (3) any Debt of the Company in respect of the Senior Subordinated Debt Securities or any Subordinated Debt Securities.

     The obligations of the Company pursuant to Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company and to any Senior Subordinated Debt Securities; provided, however, that the following will not constitute Senior Indebtedness with respect to Subordinated Debt Securities: (1) any Debt as to which, in the instrument evidencing such Debt or pursuant to which such Debt was issued, it is expressly provided that such Debt is subordinate in right of payment to all Debt of the Company not expressly subordinated to such Debt; and (2) any Debt of the Company in respect of Subordinated Debt Securities and any Debt which by its terms refers explicitly to the Subordinated Debt Securities and states that such Debt shall not be senior in right of payment.

     No payment pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, may be made unless all amounts of principal, premium, if any, and interest then due on all applicable Senior Indebtedness of the Company shall have been paid in full or if there shall have occurred and be continuing beyond any applicable grace period a default in any payment with respect to any such Senior Indebtedness, or if there shall have occurred any event of default with respect to any such Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, or if any judicial proceeding shall be pending with respect to any such default. However, the Company may make payments pursuant to the Senior Subordinated Debt Securities or the Subordinated Debt Securities, as the case may be, if a default in payment or an event of default with respect to the Senior Indebtedness permitting the holder thereof to accelerate the maturity thereof has occurred and is continuing and judicial proceedings with respect thereto have not been commenced within a certain number of days of such default in payment or event of default. Upon any distribution of the assets of the Company upon dissolution, winding-up, liquidation or reorganization, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of principal, premium, if any, and interest (including interest accruing subsequent to the commencement of any proceeding for the bankruptcy or reorganization of the Company under any applicable bankruptcy, insolvency or similar law now or hereafter in effect) before any payment is made on the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable. By reason of such subordination, in the event of insolvency of the Company, holders of Senior Indebtedness of the Company may receive more, ratably, and holders of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, having a claim pursuant to the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, may receive less, ratably, than the other creditors of the Company. Such subordination will not prevent the occurrence of any event of default (an "Event of Default") in respect of the Senior Subordinated Debt Securities or the Subordinated Debt Securities.

     If the Company offers Debt Securities, the applicable Prospectus Supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such Debt Securities would be senior to such Debt Securities. The applicable Prospectus Supplement will also set forth any limitation on the issuance by the Company of any additional senior indebtedness.

CONVERSION RIGHTS

     The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock will be set forth in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and any interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registerable, at the office of the Trustee or at any other office or agency maintained by the Company for such purpose subject to the limitations of the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Global Securities (the "Global Securities") that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Each Global Security will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

     Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any person or entity other than the Depositary for such Global Security or any nominee of such Depositary, and no such transfer may be registered, unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture and, in either case, the Company fails to appoint a successor Depositary within 90 days after such event, (ii) the Company executes and delivers to the Trustee an order that such Global Security shall be so transferable, registrable and exchangeable, and such transfers shall be registrable, or (iii) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certified form and will not be considered the holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. If the Company requests any action of holders or if an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary will authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Notwithstanding any other provisions to the contrary in the Indenture, the rights of the beneficial owners of the Debt Securities to receive payment of the principal and premium, if any, of and interest on such Debt Securities, on or after the respective due dates expressed in such Debt Securities, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the beneficial owners.

     Principal of and any interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not consolidate with or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its property or assets to any person unless (a) the Company is the surviving corporation or the entity or the person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (b) the entity or person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Debt Securities and the Indenture; and (c) immediately prior to and after the transaction no Default (as defined in the Indenture) or Event of Default exists.

     Except as may be described in a Prospectus Supplement applicable to a particular series of Debt Securities, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

CERTAIN OTHER COVENANTS

     Unless otherwise indicated in this Prospectus or a Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company's business or operations, the pledging of the Company's assets or the incurrence of indebtedness by the Company.

     With respect to any series of Senior Subordinated Debt Securities, the Company will agree not to issue Debt which is, expressly by its terms, subordinated in right of payment to any other Debt of the Company and which is not expressly made pari passu with, or subordinate and junior in right of payment to, the Senior Subordinated Debt Securities.

     The applicable Prospectus Supplement will describe any material covenants in respect of a series of Debt Securities. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, the Indenture will not provide holders of Debt Securities protection in the event of a highly-leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company which could adversely affect holders of Debt Securities.

EVENTS OF DEFAULT

     Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute Events of Default under the Indenture with respect to Debt Securities of any series: (a) failure to pay principal of any Debt Security of that series when due and payable at maturity, upon redemption or otherwise;
(b) failure to pay any interest on any Debt Security of that series when due, and the Default continues for 60 days; (c) an Event of Default, as defined in the Debt Securities of that series, occurs and is continuing, or the Company fails to comply with any of its other agreements in the Debt Securities of that series or in the Indenture with respect to that series and the Default continues for the period and after the notice provided therein (and described below); and
(d) certain events of bankruptcy, insolvency or reorganization. A Default under clause (c) above is not an Event of Default with respect to a particular series of Debt Securities until the Trustee or the holders of at least 50% in principal amount of the then outstanding Debt Securities of that series notify the Company of the Default and the Company does not cure the Default within 60 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

     If an Event of Default with respect to outstanding Debt Securities of any series (other than an Event or Default relating to certain events of bankruptcy, insolvency or reorganization) shall occur and be continuing, either the Trustee or the holders of at least 50% in principal amount of the outstanding Debt Securities of that series by notice, as provided in the Indenture, may declare the unpaid principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

     The Indenture will provide that, subject to the duty of the Trustee during an Event of Default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions, including those requiring security or indemnification of the Trustee, the holders of a majority in principal amount of the outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series.

     The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

     Subject to certain exceptions, the Company and the Trustee may amend the Indenture or the Debt Securities with the written consent of the holders of a majority in principal amount of the then outstanding Debt Securities of each series affected by the amendment with each series voting as a separate class. The holders of a majority in principal amount of the then outstanding Debt Securities of any series may also waive compliance in a particular instance by the Company with any provision of the Indenture with respect to the Debt Securities of that series; provided, however, that without the consent of each holder of Debt Securities of such series affected, an amendment or waiver may not (i) reduce the percentage of the principal amount of Debt Securities whose holders must consent to an amendment or waiver; (ii) reduce the rate or change the time for payment of interest on any Debt Security (including default interest); (iii) reduce the principal of or premium, if any, or change the fixed maturity of any Debt Security, or reduce the amount of, or postpone the date fixed for, redemption or the payment of any sinking fund or analogous obligation with respect thereto; (iv) make any Debt Security payable in currency other than that stated in the Debt Security; (v) make any change in the provisions concerning waivers of Default or Events of Default by holders or the rights of holders to recover the principal of, premium, if any, or interest on, any Debt Security; (vi) waive a default in the payment of the principal of, or interest on, any Debt Security, except as otherwise provided in the Indenture or (vii) reduce the principal amount of Original Issue Discount Securities payable upon acceleration of the maturity thereof. The Company and the Trustee may amend the Indenture or the Debt Securities without notice to or the consent of any holder of a Debt Security: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the Indenture's provisions with respect to successor corporations;
(iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the TIA; (iv) to provide for Debt Securities in addition to or in place of certificated Debt Securities; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one of more series of Debt Securities, provided, however, that any such addition, change or elimination (A) shall neither (1) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor (2) modify the rights of a holder of any such Debt Security with respect to such provision, or (B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provision; (vi) to make any change that does not adversely affect in any material respect the interest of any holder; or (vii) to establish additional series of Debt Securities as permitted by the Indenture.

     The holders of a majority in principal amount of the then outstanding Debt Securities of any series, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of, or any interest on, any Debt Security with respect to the Debt Securities of that series; provided, however, that the holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     Legal Defeasance. Unless otherwise specified in the applicable Prospectus Supplement, the Indenture will provide that the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents) on the 91st day after the date of the deposit with the Trustee, in trust, of cash and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal (and premium, if any) and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if, among other things, the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or, since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred.

     Defeasance of Certain Covenants. Unless otherwise specified in the applicable Prospectus Supplement, the Indenture will provide that unless otherwise provided by the terms of the applicable series of Debt Securities, upon compliance with certain conditions, on the 91st day after the date of deposit referred to below, the Company may omit to comply with the restrictive covenants contained in the Indenture, as well as any additional covenants contained in a supplement to the Indenture, a Board Resolution or an Officers' Certificate delivered pursuant thereto. The conditions include: the deposit with the Trustee of cash and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities; and the delivery to the Trustee of an opinion of counsel to the effect that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred.

     Defeasance and Events of Default. In the event the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of cash and/or U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

REGARDING THE TRUSTEES

     The Trustee with respect to any series of Debt Securities will be identified in the Prospectus Supplement relating to such Debt Securities. The Indenture and provisions of the TIA incorporated by reference therein contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with the Company and its affiliates; provided, however, that if it acquires any conflicting interest (as defined in the TIA), it must eliminate such conflict or resign.

     The holders of a majority in principal amount of the then outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The TIA and the Indenture provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provision, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities issued thereunder, unless they have offered to the Trustee indemnity satisfactory to it.

                          DESCRIPTION OF CAPITAL STOCK

     Pursuant to the Company's Restated Certificate of Incorporation (the "Certificate"), the Company is authorized to issue an aggregate of 55,000,000 shares of stock, consisting of 50,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). At June 5, 1997, there were 15,160,621 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. In addition, 200,000 shares of Preferred Stock have been authorized and reserved for issuance in connection with the Rights described below.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and, except as described below, a majority vote is required for all action to be taken by stockholders. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of the Company on the Common Stock out of funds legally available therefore, subject to the dividend rights of any Preferred Stock that may be issued. The declaration and payment of dividends are restricted by the provisions of the Company's Bank Credit Agreement. In the event of a liquidation, dissolution or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding Preferred Stock. The holders of Common Stock have no preemptive rights, cumulative voting rights, or rights to convert shares of Common Stock into any other securities, and the Common Stock is not subject to any redemption or sinking fund provisions.

     The Certificate also provides for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual meeting for election of directors following the election of such class. No director may be removed except upon a vote of a majority of the Board of Directors or upon a vote of 80% of the stockholders, and the provisions of the Certificate relating to the classified Board may be amended only upon a vote of the holders of at least 80% of the outstanding shares of Common Stock.

     The Certificate provides that except under certain circumstances, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director. That provision does not exonerate the directors from liability under federal securities laws, and has no effect on any nonmonetary remedies that may be available to the Company or its stockholders. The Certificate and the By-laws of the Company provide for indemnification of the officers and directors of the Company to the full extent permitted by applicable law.

     The Common Stock is listed on the New York Stock Exchange. The transfer agent and registrar for the Common Stock is The Bank of New York.

SECTION 203 OF THE DELAWARE LAW

     The Company is subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time of the transaction in which the person became an interested stockholder, unless (i) prior to such time, the board of directors of the corporation approved the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) at or subsequent to such time the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

PREFERRED STOCK PURCHASE RIGHTS

     Each share of Common Stock includes one preferred stock purchase right (the "Rights"), which are associated with and trade with the Common Stock. Each Right entitles the registered holder thereof, after the Rights become exercisable and until January 4, 2005 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-hundredth (1/100th) of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), at a price of $55 per one one-hundredth (1/100th) of a Preferred Share, subject to certain antidilution adjustments (the "Purchase Price"). The Rights are represented by the Common Stock certificates and do not become exercisable or transferable apart from the Common Stock until the earlier to occur of (i) ten (10) days following a public announcement that a Person or group of affiliated or associated Persons has become an Acquiring Person (a Person or group of affiliated or associated Persons who has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Common Stock), or (ii) ten (10) days after a Person or group commences, or announces an intention to commence, a tender or exchange offer, the consummation of which would result in the beneficial ownership by a Person or group of 20% or more of the Common Stock (the earlier of (i) and (ii) being called the "Distribution Date"). The Board of Directors has the power, under certain circumstances, to postpone the Distribution Date. Separate certificates representing the Rights will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. The Rights will first become exercisable on the Distribution Date, unless earlier redeemed or exchanged, and may then begin trading separately from the Common Stock. The Rights will at no time have any voting rights.

     Each Preferred Share purchasable upon exercise of the Rights will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that a Person becomes an Acquiring Person (except pursuant to certain cash offers for all outstanding shares of Common Stock approved by the Board of Directors of the Company) or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the shares of Common Stock were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of Common Stock having a market value of two times the then current Purchase Price of one Right. With certain exceptions, in the event that, following the time that a Person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

     At any time after a Person becomes an Acquiring Person and prior to the acquisition by such Acquiring Person of 50% or more of the then outstanding shares of Common Stock, the Board of Directors may cause the Company to acquire the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, in exchange for that number of shares of Common Stock having an aggregate value equal to the Spread (the excess of the value of the shares of Common Stock issuable upon exercise of a Right after a Person becomes an Acquiring Person over the Purchase Price) per Right (subject to adjustment).

     The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right (the "Redemption Price") by the Board of Directors at any time prior to the close of business on the tenth day following the first date of public announcement that a Person or group has become an Acquiring Person. The Board of Directors has the power, under certain circumstances, to extend the ten-day redemption period. Under certain circumstances set forth in the Rights Agreement, the decision to redeem or to lengthen or shorten the redemption period shall require the concurrence of a majority of the continuing directors. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make an announcement thereof, and upon such election, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The Rights will expire on January 4, 2005 (unless earlier redeemed, exchanged or terminated). The Bank of New York is the Rights Agent.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them and may also sell the Securities to investors directly or through agents. Any such underwriter, or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell or exchange Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Sales of Common Stock offered hereby may be effected from time to time in one or more transactions on the New York Stock Exchange or in negotiated transactions or a combination of such methods. The Company may also, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any such underwriter, dealer or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement. Unless otherwise indicated in a Prospectus Supplement, an agent will be acting on a best efforts basis and a dealer will purchase Securities as a principal, and may then resell such Securities at varying prices to be determined by the dealer.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

     To facilitate an offering of a series of Securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Securities. This may include over-allotments or short sales of the Securities, which involves the sale by persons participating in the offering of more Securities than have been sold to them by the Company. In such circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the Securities by bidding for or purchasing Securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if Securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

     Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business, including refinancing of the Company's indebtedness. See "Use of Proceeds."

                                 LEGAL MATTERS

     Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Latham & Watkins, Chicago, Illinois. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement. Such persons do not have the power to vote or dispose of such shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements of Libbey Inc. appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

 ... & INTERNATIONAL EXPANSION

                          [LOGO-FULL PAGE MAP]


Worldwide                                           Exporting to
Technical                                           Over 100
Assistance                                          Countries
Service
Agreements







                          Libbey Canada Acquisition '93

Libbey.  The
Leading                                 Libbey Inc.       '95 Syracuse China
Producer of                                                   Acquisition
Glass Table-
ware in North
America

                          World Tableware
                              Acquisition '97



                 Vitrocrisa S.A. Joint Venture '97

======================================================

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           -----
             PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary...........     S-3
Use of Proceeds.........................    S-10
Price Range of Common Stock and Dividend
  Policy................................    S-10
Capitalization..........................    S-11
Unaudited Pro Forma Consolidated
  Financial Information.................    S-12
Selected Consolidated Financial Data....    S-17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................    S-18
Business................................    S-23
Management..............................    S-34
Ownership of Common Stock...............    S-36
Underwriting............................    S-38
Legal Matters...........................    S-39
Experts.................................    S-39
                   PROSPECTUS
Available Information...................       2
Information Incorporated by Reference...       2
Disclosure Regarding Forward-Looking
  Statements............................       3
The Company.............................       3
Recent Developments.....................       3
Use of Proceeds.........................       4
Ratio of Earnings to Fixed Charges......       4
Description of Debt Securities..........       5
Description of Capital Stock............      12
Plan of Distribution....................      15
Legal Matters...........................      16
Experts.................................      16

======================================================

             ======================================================

                                     Photo

                                2,000,000 SHARES
                                  LIBBEY LOGO
                                  COMMON STOCK
                            ------------------------
                                   PROSPECTUS
                                   SUPPLEMENT
                            ------------------------

                            BEAR, STEARNS & CO. INC.
                              MERRILL LYNCH & CO.
                              SALOMON BROTHERS INC
                                                 , 1997
             ======================================================